Filed by GTWY Holdings Limited pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934 Subject Company: Leisure Acquisition Corp. Commission File No.: 001-38306 Filed by GTWY Holdings Limited pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934 Subject Company: Leisure Acquisition Corp. Commission File No.: 001-38306

0 221 46 0 86 49 Disclaimer 249 209 190 211 0 211 GENERAL 35 34 This presentation does not constitute an offer or invitation for the sale or purchase of securities and has been prepared solely for informational purposes. 34 The information contained in this presentation (the “Presentation”) has been prepared to assist interested parties in making their own evaluation with respect to the proposed transaction (the “Transaction”) between Leisure Acquisition Corp. (“LACQ”) and GTWY Holdings Limited (together with Gateway Casinos & Entertainment Limited, “Gateway” or the Company ), and for no other purpose. This Presentation is subject to updating, completion, revision, verification and further amendment. None of LACQ, Gateway, or their respective affiliates has authorized anyone to provide interested parties with additional or different information. No securities 121 0 regulatory authority has expressed an opinion about the securities discussed in this Presentation and it is an offence to claim otherwise. The information contained herein does not purport to be all-inclusive. Nothing herein shall 153 59 be deemed to constitute investment, legal, tax, financial, accounting or other advice. 0 113 In this Presentation, all amounts are in Canadian dollars, unless otherwise indicated. All references to US$ are based on the relevant exchange rate as at December 26, 2019. Any graphs, tables or other information in this Presentation demonstrating the historical or pro forma performance of Gateway or any other entity contained in this Presentation are intended only to illustrate past performance of such entities and are not necessarily indicative of 59 196 future performance of Gateway or such entities. 92 214 173 0 ADDITIONAL INFORMATION AND WHERE TO FIND IT This presentation relates to a proposed transaction between Gateway and LACQ. This presentation does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be 125 245 any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Gateway intends to file a registration 174 196 statement on Form F-4 with the SEC, which will include a document that serves as both a prospectus, and as a proxy statement of LACQ, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to 211 0 all LACQ shareholders. LACQ also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, interested parties and security holders of LACQ are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available in their entirety because they will contain important information about the proposed transaction. 205 151 Interested investors and security holders of LACQ will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by LACQ and the Company through the website maintained by the SEC at www.sec.gov. 0 In addition, copies of the documents filed with the SEC by LACQ and/or the Company, when available, can be obtained free of charge on LACQ’s website at www.leisureacq.com or by directing a written request to Leisure 126 th Acquisition Corp., 250 West 57 Street, Suite 2223, New York, New York 10107 or by emailing George.Peng@hydramgmt.com; and/or on the Company’s website at www.gatewaycasinos.com or by directing a written request 153 to GTWY Holdings Limited, 100-4400 Dominion Street, Burnaby, British Columbia V5G or by emailing gtwy@jcir.com. 192 PARTICIPANTS IN SOLICITATION 146 LACQ, Gateway and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from LACQ’s shareholders in connection with the proposed transaction. Information about 146 LACQ’s directors and executive officers and their ownership of LACQ’s securities is set forth in LACQ’s definitive proxy statement on Schedule 14A filed with the SEC on October 28, 2019. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes 146 available. You may obtain free copies of these documents as described in the preceding paragraph. INDUSTRY AND MARKET DATA 196 0 This Presentation has been prepared by Gateway and includes market data and other statistical information from third-party sources, including provincial gaming authorities. Although LACQ and the Company believes these 214 40 third-party sources are reliable as of their respective dates, none of LACQ, the Company, or any of their respective affiliates has independently verified the accuracy or completeness of this information. Some data are also based 0 86 on the Company’s good faith estimates, which are derived from both internal sources and the third-party sources described above. None of LACQ, Gateway, any third-party source providing market data and statistical information, their respective affiliates, nor their respective directors, officers, employees, members, partners, shareholders or agents make any representation or warranty with respect to the accuracy of such information (including information from third-party sources). 255 255 199 76 0 0 233 117 0 47 76 138 CONFIDENTIAL 0 221 46 0 86 49 Disclaimer 249 209 190 211 0 211 GENERAL 35 34 This presentation does not constitute an offer or invitation for the sale or purchase of securities and has been prepared solely for informational purposes. 34 The information contained in this presentation (the “Presentation”) has been prepared to assist interested parties in making their own evaluation with respect to the proposed transaction (the “Transaction”) between Leisure Acquisition Corp. (“LACQ”) and GTWY Holdings Limited (together with Gateway Casinos & Entertainment Limited, “Gateway” or the Company ), and for no other purpose. This Presentation is subject to updating, completion, revision, verification and further amendment. None of LACQ, Gateway, or their respective affiliates has authorized anyone to provide interested parties with additional or different information. No securities 121 0 regulatory authority has expressed an opinion about the securities discussed in this Presentation and it is an offence to claim otherwise. The information contained herein does not purport to be all-inclusive. Nothing herein shall 153 59 be deemed to constitute investment, legal, tax, financial, accounting or other advice. 0 113 In this Presentation, all amounts are in Canadian dollars, unless otherwise indicated. All references to US$ are based on the relevant exchange rate as at December 26, 2019. Any graphs, tables or other information in this Presentation demonstrating the historical or pro forma performance of Gateway or any other entity contained in this Presentation are intended only to illustrate past performance of such entities and are not necessarily indicative of 59 196 future performance of Gateway or such entities. 92 214 173 0 ADDITIONAL INFORMATION AND WHERE TO FIND IT This presentation relates to a proposed transaction between Gateway and LACQ. This presentation does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be 125 245 any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Gateway intends to file a registration 174 196 statement on Form F-4 with the SEC, which will include a document that serves as both a prospectus, and as a proxy statement of LACQ, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to 211 0 all LACQ shareholders. LACQ also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, interested parties and security holders of LACQ are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available in their entirety because they will contain important information about the proposed transaction. 205 151 Interested investors and security holders of LACQ will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by LACQ and the Company through the website maintained by the SEC at www.sec.gov. 0 In addition, copies of the documents filed with the SEC by LACQ and/or the Company, when available, can be obtained free of charge on LACQ’s website at www.leisureacq.com or by directing a written request to Leisure 126 th Acquisition Corp., 250 West 57 Street, Suite 2223, New York, New York 10107 or by emailing George.Peng@hydramgmt.com; and/or on the Company’s website at www.gatewaycasinos.com or by directing a written request 153 to GTWY Holdings Limited, 100-4400 Dominion Street, Burnaby, British Columbia V5G or by emailing gtwy@jcir.com. 192 PARTICIPANTS IN SOLICITATION 146 LACQ, Gateway and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from LACQ’s shareholders in connection with the proposed transaction. Information about 146 LACQ’s directors and executive officers and their ownership of LACQ’s securities is set forth in LACQ’s definitive proxy statement on Schedule 14A filed with the SEC on October 28, 2019. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes 146 available. You may obtain free copies of these documents as described in the preceding paragraph. INDUSTRY AND MARKET DATA 196 0 This Presentation has been prepared by Gateway and includes market data and other statistical information from third-party sources, including provincial gaming authorities. Although LACQ and the Company believes these 214 40 third-party sources are reliable as of their respective dates, none of LACQ, the Company, or any of their respective affiliates has independently verified the accuracy or completeness of this information. Some data are also based 0 86 on the Company’s good faith estimates, which are derived from both internal sources and the third-party sources described above. None of LACQ, Gateway, any third-party source providing market data and statistical information, their respective affiliates, nor their respective directors, officers, employees, members, partners, shareholders or agents make any representation or warranty with respect to the accuracy of such information (including information from third-party sources). 255 255 199 76 0 0 233 117 0 47 76 138 CONFIDENTIAL

0 221 46 0 86 49 Disclaimer (cont’d) 249 209 190 211 0 211 FORWARD-LOOKING INFORMATION 35 This Presentation contains forward-looking information within the meaning of applicable securities laws in Canada and the United States. Forward-looking statements may relate to Gateway’s, LACQ’s, or the combined 34 company‘s our future financial outlook and anticipated events or results and may include information regarding our financial position, business strategy, growth strategies, growth objectives, budgets, operations, financial results, 34 taxes, dividend policy, regulatory developments, plans and objectives. All statements other than statements of historical fact are forward-looking statements. The use of any of the words anticipate , plan , contemplate , continue , estimate , expect , intend , propose , might , may , will , shall , project , should , could , would , believe , predict , forecast , pursue , potential and capable and similar expressions are intended to identify forward looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such 121 0 forward-looking statements. In addition, this Presentation may contain forward-looking statements attributed to third party industry sources, the accuracy of which has not been verified by LACQ or Gateway. No assurance can be 153 59 given that these expectations will prove to be correct and such forward-looking statements included in this Presentation should not be unduly relied upon. Statements containing forward-looking information are not historical facts but instead represent management's expectations, estimates and projections regarding future events or circumstances. Forward-looking information contained in this Presentation and other forward-looking information are based 0 113 on our opinions, estimates and assumptions in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we currently believe are appropriate and reasonable in the circumstances. Despite a careful process to prepare and review the forward-looking information, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct. 59 196 92 214 Additionally, any estimates and projections contained herein have been prepared by the management of the Company and involve significant elements of subjective judgment and analysis, which may or may not be correct. This Presentation includes certain estimates, targets and projections that reflect Gateway management’s assumptions concerning anticipated future performance of Gateway as provided to LACQ on December 19, 2019. Such 173 0 estimates, targets and projections from are based on significant assumptions and subjective judgments concerning anticipated results, which are inherently subject to risks, variability and contingencies, many of which are beyond Gateway’s control. These assumptions and judgments may or may not prove to be correct and there can be no assurance that any projected results are attainable or will be realized. LACQ, Gateway, any third-party source 125 245 providing information and each of their respective representatives disclaims any and all liability for any loss or damage (whether foreseeable or not) suffered or incurred by any person or entity as a result of anything contained or 174 196 omitted from this Presentation (including information from third-party sources) and such liability is expressly disclaimed. 211 0 You are cautioned not to place undue reliance on any forward‐looking statements, which speak only as of the date of this Presentation. The forward-looking information contained in this Presentation represents our expectations as of the date of this Presentation or the date indicated, regardless of the time of delivery of the Presentation and is subject to change after such date. However, we disclaim any intention or obligation or undertaking to update or 205 revise any forward-looking information whether as a result of new information, future events or otherwise, except as required by law. 151 All of the forward-looking information contained in this Presentation is expressly qualified by the foregoing cautionary statements. 0 NON-IFRS MEASURES 126 This Presentation makes reference to certain financial and other measures commonly used by financial analysts in evaluating the financial performance of companies and by the Company’s management in evaluating its 153 operations, including companies in the gaming industry that are not presented in accordance with international financial reporting standards (“IFRS”). These measures are not recognized measures under IFRS and do not have a 192 standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of our results of operations from management's perspective. Accordingly, these measures should not be considered in isolation nor as a substitute for analysis of our financial 146 information reported under IFRS. 146 We use non-IFRS measures including Adjusted EBITDA , “Adjusted Corporate EBITDA”, Adjusted EBITDA Margin , Adjusted Property EBITDA , Adjusted Property EBITDA Margin , EBITDA , Free Cash Flow , Free 146 Cash Flow Conversion , and Pro Forma Adjusted EBITDA“ and these measures should not be considered as an alternative to net income (loss), earnings per share or any other performance measures derived in accordance with IFRS as measures of operating performance, operating cash flows or as measures of liquidity. For further details on these non-IFRS measures including relevant definitions and reconciliations, see the “Financial Overview” section of this Presentation. 196 0 As of September 30, 2019, Starlight Casino Edmonton and Grand Villa Casino Edmonton are considered discontinued operations in Gateway’s consolidated financial statements. These properties are referred to in this 214 40 presentation as “Non-Core Properties.” Where indicated in this presentation, financial information of Gateway excludes the Non-Core Properties. 0 86 COMPARABLE COMPANIES 255 255 Certain information presented herein compares the Company to other issuers and such data sets are considered to be comparables . The information is a summary of certain relevant operational attributes of certain gaming 199 76 issuers and has been included to provide interested parties an overview of the performance of what are expected to be comparable issuers. These issuers are in the same industry, provide similar services and operate in similar 0 0 regulatory environments and each should be considered an appropriate basis for comparison to the Company. The information regarding the comparables was obtained from public sources, has not been verified by LACQ, the Company, or any of their respective affiliates and if such information contains a misrepresentation, interested parties do not have a remedy under securities legislation in any province or territory of Canada. There are risks associated with comparables, including the integrity of the underlying information and the ability to isolate specific variables which may impact one issuer and not another. There are risks associated with making investment 233 117 decisions based on comparables including whether data presented provides a complete comparison between issuers. Interested parties are cautioned that past performance is not indicative of future performance and the 0 47 performance of the Company may be materially different from the comparable issuers. Accordingly, an investment decision should not be made in reliance on the comparables. 76 138 CONFIDENTIAL 0 221 46 0 86 49 Disclaimer (cont’d) 249 209 190 211 0 211 FORWARD-LOOKING INFORMATION 35 This Presentation contains forward-looking information within the meaning of applicable securities laws in Canada and the United States. Forward-looking statements may relate to Gateway’s, LACQ’s, or the combined 34 company‘s our future financial outlook and anticipated events or results and may include information regarding our financial position, business strategy, growth strategies, growth objectives, budgets, operations, financial results, 34 taxes, dividend policy, regulatory developments, plans and objectives. All statements other than statements of historical fact are forward-looking statements. The use of any of the words anticipate , plan , contemplate , continue , estimate , expect , intend , propose , might , may , will , shall , project , should , could , would , believe , predict , forecast , pursue , potential and capable and similar expressions are intended to identify forward looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such 121 0 forward-looking statements. In addition, this Presentation may contain forward-looking statements attributed to third party industry sources, the accuracy of which has not been verified by LACQ or Gateway. No assurance can be 153 59 given that these expectations will prove to be correct and such forward-looking statements included in this Presentation should not be unduly relied upon. Statements containing forward-looking information are not historical facts but instead represent management's expectations, estimates and projections regarding future events or circumstances. Forward-looking information contained in this Presentation and other forward-looking information are based 0 113 on our opinions, estimates and assumptions in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we currently believe are appropriate and reasonable in the circumstances. Despite a careful process to prepare and review the forward-looking information, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct. 59 196 92 214 Additionally, any estimates and projections contained herein have been prepared by the management of the Company and involve significant elements of subjective judgment and analysis, which may or may not be correct. This Presentation includes certain estimates, targets and projections that reflect Gateway management’s assumptions concerning anticipated future performance of Gateway as provided to LACQ on December 19, 2019. Such 173 0 estimates, targets and projections from are based on significant assumptions and subjective judgments concerning anticipated results, which are inherently subject to risks, variability and contingencies, many of which are beyond Gateway’s control. These assumptions and judgments may or may not prove to be correct and there can be no assurance that any projected results are attainable or will be realized. LACQ, Gateway, any third-party source 125 245 providing information and each of their respective representatives disclaims any and all liability for any loss or damage (whether foreseeable or not) suffered or incurred by any person or entity as a result of anything contained or 174 196 omitted from this Presentation (including information from third-party sources) and such liability is expressly disclaimed. 211 0 You are cautioned not to place undue reliance on any forward‐looking statements, which speak only as of the date of this Presentation. The forward-looking information contained in this Presentation represents our expectations as of the date of this Presentation or the date indicated, regardless of the time of delivery of the Presentation and is subject to change after such date. However, we disclaim any intention or obligation or undertaking to update or 205 revise any forward-looking information whether as a result of new information, future events or otherwise, except as required by law. 151 All of the forward-looking information contained in this Presentation is expressly qualified by the foregoing cautionary statements. 0 NON-IFRS MEASURES 126 This Presentation makes reference to certain financial and other measures commonly used by financial analysts in evaluating the financial performance of companies and by the Company’s management in evaluating its 153 operations, including companies in the gaming industry that are not presented in accordance with international financial reporting standards (“IFRS”). These measures are not recognized measures under IFRS and do not have a 192 standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of our results of operations from management's perspective. Accordingly, these measures should not be considered in isolation nor as a substitute for analysis of our financial 146 information reported under IFRS. 146 We use non-IFRS measures including Adjusted EBITDA , “Adjusted Corporate EBITDA”, Adjusted EBITDA Margin , Adjusted Property EBITDA , Adjusted Property EBITDA Margin , EBITDA , Free Cash Flow , Free 146 Cash Flow Conversion , and Pro Forma Adjusted EBITDA“ and these measures should not be considered as an alternative to net income (loss), earnings per share or any other performance measures derived in accordance with IFRS as measures of operating performance, operating cash flows or as measures of liquidity. For further details on these non-IFRS measures including relevant definitions and reconciliations, see the “Financial Overview” section of this Presentation. 196 0 As of September 30, 2019, Starlight Casino Edmonton and Grand Villa Casino Edmonton are considered discontinued operations in Gateway’s consolidated financial statements. These properties are referred to in this 214 40 presentation as “Non-Core Properties.” Where indicated in this presentation, financial information of Gateway excludes the Non-Core Properties. 0 86 COMPARABLE COMPANIES 255 255 Certain information presented herein compares the Company to other issuers and such data sets are considered to be comparables . The information is a summary of certain relevant operational attributes of certain gaming 199 76 issuers and has been included to provide interested parties an overview of the performance of what are expected to be comparable issuers. These issuers are in the same industry, provide similar services and operate in similar 0 0 regulatory environments and each should be considered an appropriate basis for comparison to the Company. The information regarding the comparables was obtained from public sources, has not been verified by LACQ, the Company, or any of their respective affiliates and if such information contains a misrepresentation, interested parties do not have a remedy under securities legislation in any province or territory of Canada. There are risks associated with comparables, including the integrity of the underlying information and the ability to isolate specific variables which may impact one issuer and not another. There are risks associated with making investment 233 117 decisions based on comparables including whether data presented provides a complete comparison between issuers. Interested parties are cautioned that past performance is not indicative of future performance and the 0 47 performance of the Company may be materially different from the comparable issuers. Accordingly, an investment decision should not be made in reliance on the comparables. 76 138 CONFIDENTIAL

0 221 46 0 86 49 249 209 190 211 0 211 35 34 34 121 0 153 59 0 113 59 196 92 214 173 0 125 245 174 196 Gateway Casinos & Entertainment 211 0 205 A Leading Operator of Integrated Gaming and 151 0 Entertainment Destinations Across Canada 126 153 192 146 146 146 196 0 214 40 0 86 255 255 199 76 0 0 233 117 0 47 76 138 CONFIDENTIAL 0 221 46 0 86 49 249 209 190 211 0 211 35 34 34 121 0 153 59 0 113 59 196 92 214 173 0 125 245 174 196 Gateway Casinos & Entertainment 211 0 205 A Leading Operator of Integrated Gaming and 151 0 Entertainment Destinations Across Canada 126 153 192 146 146 146 196 0 214 40 0 86 255 255 199 76 0 0 233 117 0 47 76 138 CONFIDENTIAL

0 221 46 0 86 49 Presenters 249 209 190 211 0 211 35 34 34 121 0 153 59 0 Gabriel de Alba Lorne Weil Daniel Silvers Tony Santo Marc Falcone Queenie Wong 113 Executive Chairman of Executive Chairman of Leisure CEO of Leisure Current President To Become President and CEO Chief Accounting Officer 59 196 Gateway Casinos Incoming Vice Chairman Incoming Vice Chairman and CEO Current Director of Leisure 92 214 ◆ Managing Director and Partner ◆ Renowned leader in gaming ◆ Long-time gaming sector ◆ President and CEO of ◆ To become President and CEO ◆ Appointed Chief 173 0 at Catalyst Capital, the majority sector operator and investor Gateway Casinos since shortly following completion of Accounting Officer in owner of Gateway Casinos Oct. 2013 the transaction Jan. 2020; Served as 125 245 ◆ Considerable transactional and ◆ Investment banking and direct ◆ Currently serves as and will Senior VP, Finance 174 196 operational experience investing experience focused ◆ Shortly following ◆ Extensive experience in the continue to serve as since Mar. of 2018 focused on gaming and leisure on gaming and leisure completion of the gaming and leisure sectors in 211 0 Gateway’s Executive sectors transaction, Mr. Santo will both corporate and financial ◆ Prior to her role as ◆ Accomplished Executive and Chairman post-transaction retire from the Company; he advisory roles Senior VP, served as ◆ Executive leader overseeing Director with ability to navigate 205 ◆ Since acquiring Gateway in will serve as an advisor to VP, Finance from Jul. of successful growth of Scientific complex and uncertain ◆ Currently serves as President 151 2010, Catalyst Capital and Mr. the Board of Directors and 2016 to Feb. 2018 and Games and Inspired environments and CFO of Sightline de Alba have been 0 Mr. Falcone for 3 months as Director, Finance Entertainment Payments LLC since Feb. instrumental in the Company’s ◆ Executive leader and/or thereafter to ensure a from Aug. 2011 to Jul. 2019 and as a member of growth strategies, acquisitions, ◆ Led prior SPACs through director of multiple SPAC 126 smooth transition 2016 LACQ’s Board of Directors renovations and rebranding successful acquisitions and successor entities 153 ◆ President and CEO of since Dec. 1, 2017 ◆ Previously a Senior initiatives integration 192 ◆ Led prior SPACs through Santo Gaming LLC from Manager at ◆ Prior to joining Catalyst Capital ◆ Previously served as CFO and ◆ Received undergraduate successful acquisitions and 2007-2013 Pricewaterhouse at its inception in 2002, worked Treasurer of Red Rock Resorts degree in Economics from integration 146 Coopers LLP at AT&T Latin America, was a ◆ Previously served as and Station Casinos (Jun. University of Toronto, MSc 146 ◆ Holds a B.S. in Economics founding member of Bank of Senior VP of Operations, 2011 – May 2017) ◆ Chartered Professional from the London School of 146 (concentrations in Finance and America International Products and Services for Accountant (CPA-CA); Economics and MBA from ◆ Previously served as CFO of Accounting) from The Wharton Merchant Banking Group and, Harrah’s Entertainment and Bachelor of Commerce Columbia Business School Fertitta Entertainment (Oct. School at the University of prior to that, worked in Bankers Senior VP of Western and from Univ. of British where he was a member of the 2010 – May 2016) Pennsylvania, MBA from The Trust’s Merchant Banking Mid-South Regions for Columbia 196 0 Board of Overseers for 10 Wharton School at the ◆ Prior experience also includes Group Caesars 214 40 years University of Pennsylvania and Goldman Sachs & Co., ◆ Holds a double B.S. in Finance 0 ◆ Bachelor of Science 86 has completed a director’s Magnetar Capital, Deutsche and Economics from NYU Degree in Hotel Admin. at education program at the Bank and Bear Stearns Stern School of Business, the Univ. of Nevada, Las 255 255 Anderson School at UCLA MBA from Columbia University ◆ Holds a B.S. from Cornell Vegas 199 76 and has completed graduate University (concentrations in 0 0 courses in Mathematics, Hospitality Real Estate Finance Information Technology and and Food & Beverage) 233 117 Computer Sciences at Harvard 0 47 76 138 1 CONFIDENTIAL 0 221 46 0 86 49 Presenters 249 209 190 211 0 211 35 34 34 121 0 153 59 0 Gabriel de Alba Lorne Weil Daniel Silvers Tony Santo Marc Falcone Queenie Wong 113 Executive Chairman of Executive Chairman of Leisure CEO of Leisure Current President To Become President and CEO Chief Accounting Officer 59 196 Gateway Casinos Incoming Vice Chairman Incoming Vice Chairman and CEO Current Director of Leisure 92 214 ◆ Managing Director and Partner ◆ Renowned leader in gaming ◆ Long-time gaming sector ◆ President and CEO of ◆ To become President and CEO ◆ Appointed Chief 173 0 at Catalyst Capital, the majority sector operator and investor Gateway Casinos since shortly following completion of Accounting Officer in owner of Gateway Casinos Oct. 2013 the transaction Jan. 2020; Served as 125 245 ◆ Considerable transactional and ◆ Investment banking and direct ◆ Currently serves as and will Senior VP, Finance 174 196 operational experience investing experience focused ◆ Shortly following ◆ Extensive experience in the continue to serve as since Mar. of 2018 focused on gaming and leisure on gaming and leisure completion of the gaming and leisure sectors in 211 0 Gateway’s Executive sectors transaction, Mr. Santo will both corporate and financial ◆ Prior to her role as ◆ Accomplished Executive and Chairman post-transaction retire from the Company; he advisory roles Senior VP, served as ◆ Executive leader overseeing Director with ability to navigate 205 ◆ Since acquiring Gateway in will serve as an advisor to VP, Finance from Jul. of successful growth of Scientific complex and uncertain ◆ Currently serves as President 151 2010, Catalyst Capital and Mr. the Board of Directors and 2016 to Feb. 2018 and Games and Inspired environments and CFO of Sightline de Alba have been 0 Mr. Falcone for 3 months as Director, Finance Entertainment Payments LLC since Feb. instrumental in the Company’s ◆ Executive leader and/or thereafter to ensure a from Aug. 2011 to Jul. 2019 and as a member of growth strategies, acquisitions, ◆ Led prior SPACs through director of multiple SPAC 126 smooth transition 2016 LACQ’s Board of Directors renovations and rebranding successful acquisitions and successor entities 153 ◆ President and CEO of since Dec. 1, 2017 ◆ Previously a Senior initiatives integration 192 ◆ Led prior SPACs through Santo Gaming LLC from Manager at ◆ Prior to joining Catalyst Capital ◆ Previously served as CFO and ◆ Received undergraduate successful acquisitions and 2007-2013 Pricewaterhouse at its inception in 2002, worked Treasurer of Red Rock Resorts degree in Economics from integration 146 Coopers LLP at AT&T Latin America, was a ◆ Previously served as and Station Casinos (Jun. University of Toronto, MSc 146 ◆ Holds a B.S. in Economics founding member of Bank of Senior VP of Operations, 2011 – May 2017) ◆ Chartered Professional from the London School of 146 (concentrations in Finance and America International Products and Services for Accountant (CPA-CA); Economics and MBA from ◆ Previously served as CFO of Accounting) from The Wharton Merchant Banking Group and, Harrah’s Entertainment and Bachelor of Commerce Columbia Business School Fertitta Entertainment (Oct. School at the University of prior to that, worked in Bankers Senior VP of Western and from Univ. of British where he was a member of the 2010 – May 2016) Pennsylvania, MBA from The Trust’s Merchant Banking Mid-South Regions for Columbia 196 0 Board of Overseers for 10 Wharton School at the ◆ Prior experience also includes Group Caesars 214 40 years University of Pennsylvania and Goldman Sachs & Co., ◆ Holds a double B.S. in Finance 0 ◆ Bachelor of Science 86 has completed a director’s Magnetar Capital, Deutsche and Economics from NYU Degree in Hotel Admin. at education program at the Bank and Bear Stearns Stern School of Business, the Univ. of Nevada, Las 255 255 Anderson School at UCLA MBA from Columbia University ◆ Holds a B.S. from Cornell Vegas 199 76 and has completed graduate University (concentrations in 0 0 courses in Mathematics, Hospitality Real Estate Finance Information Technology and and Food & Beverage) 233 117 Computer Sciences at Harvard 0 47 76 138 1 CONFIDENTIAL

0 221 46 0 86 49 Section 1 249 209 190 211 0 211 35 34 34 121 0 153 59 Transaction 0 113 Overview 59 196 92 214 173 0 125 245 174 196 211 0 205 151 0 126 153 192 146 146 146 196 0 214 40 0 86 255 255 199 76 0 0 233 117 0 47 76 138 0 221 46 0 86 49 Section 1 249 209 190 211 0 211 35 34 34 121 0 153 59 Transaction 0 113 Overview 59 196 92 214 173 0 125 245 174 196 211 0 205 151 0 126 153 192 146 146 146 196 0 214 40 0 86 255 255 199 76 0 0 233 117 0 47 76 138

0 221 46 0 86 49 (1) Transaction Summary 249 209 190 211 0 211 • Leisure Acquisition Corp. (“LACQ”) to merge with a wholly-owned subsidiary of GTWY Holdings Limited (“GTWY”), the 35 parent holding company and sole shareholder of Gateway Casinos, with LACQ shareholders / warrant holders to receive 34 GTWY common shares / warrants upon the merger Transaction Structure 34 • GTWY common shares expected to be listed on the NYSE upon consummation of the transaction, with GTWY qualifying as a foreign private issuer 121 0 • US$1.1Bn (C$1.5Bn) pro forma enterprise valuation 153 59 Valuation 0 113 (2) • 7.5x 2020 Projected Adjusted EBITDA 59 196 • US$30MM equity commitment from HG Vora Capital Management LLC (“HG Vora”); including existing invested capital, HG 92 214 (3) Vora’s total capital commitment to the Company is in excess of US$100MM 173 0 (4) Funding Sources • Up to US$189MM LACQ Trust rollover proceeds 125 245 • Gateway shareholders rollover 174 196 211 0 • Existing Gateway shareholders eligible to receive an earn-out of 1.898 million and 2.846 million shares that vest upon GTWY stock trading at greater than $12.50 and $15.00 per share over a 2 and 3 year period, respectively 205 • 18.975 million newly-issued warrants (equal tranches struck at US$11.50, US$12.50 and US$15.00 per share) issued to 151 Contingent existing Gateway shareholders, to align incentives. Existing private warrants held by LACQ insiders and HG Vora (and HG 0 Vora private warrants from equity commitment) to be amended to be equal tranches struck at US$11.50, US$12.50 and Consideration US$15.00 126 • 1.281 million options issued to certain members of management in the same proportion and equivalent term and conditions as 153 the earn-out payment and the warrants being issued to existing shareholders of Gateway 192 • LACQ and GTWY shareholder approval, gaming regulatory approvals and contractual approvals from Crown agencies Required Approvals 146 • Registration statement and approval for listing on NYSE 146 146 • Marc Falcone expected to become President and CEO of Gateway shortly following completion of the transaction • Lorne Weil, Daniel Silvers, Marc Falcone, Lyle Hall, Olga Ilich and Dr. Michael Percy are expected to join Gateway’s Board Management and and Gabriel de Alba will continue to serve as Gateway’s Executive Chairman Independent Board 196 0 • Two additional independent directors will be appointed at or following the completion of the transaction such that Gateway’s 214 40 Board will be comprised of up to 9 members 0 86 • The two Edmonton properties (Starlight Casino Edmonton and Grand Villa Casino Edmonton) are considered discontinued 255 255 operations and are contemplated as being carved-out from the transaction (the “Non-Core Properties”) Other 199 76 • All numbers presented in this presentation exclude the Non-Core Properties unless otherwise noted 0 0 Notes: 1. Figures converted from USD to CAD at an exchange ratio of 1.3122 as of 12/26/19 2. Based on 2020P (pre-IFRS 16) Adjusted Corporate EBITDA of C$195MM as provided by Gateway management, excluding the impact of the Non-Core Properties. The 7.5x transaction multiple is shown before any LACQ and/or shared fees and expenses. To the 233 117 extent Gateway’s shareholders pay LACQ’s fees and expenses, shares issued to the existing Gateway shareholders shall increase on a pro rata basis by the amount of LACQ’s fees paid by Gateway’s shareholders 3. Includes existing investment in GTWY Holdings loan 0 47 4. US$11.2MM redeemed on 11/26/2019; LACQ trust account includes US$10MM of proceeds from HG Vora 76 138 3 CONFIDENTIAL 0 221 46 0 86 49 (1) Transaction Summary 249 209 190 211 0 211 • Leisure Acquisition Corp. (“LACQ”) to merge with a wholly-owned subsidiary of GTWY Holdings Limited (“GTWY”), the 35 parent holding company and sole shareholder of Gateway Casinos, with LACQ shareholders / warrant holders to receive 34 GTWY common shares / warrants upon the merger Transaction Structure 34 • GTWY common shares expected to be listed on the NYSE upon consummation of the transaction, with GTWY qualifying as a foreign private issuer 121 0 • US$1.1Bn (C$1.5Bn) pro forma enterprise valuation 153 59 Valuation 0 113 (2) • 7.5x 2020 Projected Adjusted EBITDA 59 196 • US$30MM equity commitment from HG Vora Capital Management LLC (“HG Vora”); including existing invested capital, HG 92 214 (3) Vora’s total capital commitment to the Company is in excess of US$100MM 173 0 (4) Funding Sources • Up to US$189MM LACQ Trust rollover proceeds 125 245 • Gateway shareholders rollover 174 196 211 0 • Existing Gateway shareholders eligible to receive an earn-out of 1.898 million and 2.846 million shares that vest upon GTWY stock trading at greater than $12.50 and $15.00 per share over a 2 and 3 year period, respectively 205 • 18.975 million newly-issued warrants (equal tranches struck at US$11.50, US$12.50 and US$15.00 per share) issued to 151 Contingent existing Gateway shareholders, to align incentives. Existing private warrants held by LACQ insiders and HG Vora (and HG 0 Vora private warrants from equity commitment) to be amended to be equal tranches struck at US$11.50, US$12.50 and Consideration US$15.00 126 • 1.281 million options issued to certain members of management in the same proportion and equivalent term and conditions as 153 the earn-out payment and the warrants being issued to existing shareholders of Gateway 192 • LACQ and GTWY shareholder approval, gaming regulatory approvals and contractual approvals from Crown agencies Required Approvals 146 • Registration statement and approval for listing on NYSE 146 146 • Marc Falcone expected to become President and CEO of Gateway shortly following completion of the transaction • Lorne Weil, Daniel Silvers, Marc Falcone, Lyle Hall, Olga Ilich and Dr. Michael Percy are expected to join Gateway’s Board Management and and Gabriel de Alba will continue to serve as Gateway’s Executive Chairman Independent Board 196 0 • Two additional independent directors will be appointed at or following the completion of the transaction such that Gateway’s 214 40 Board will be comprised of up to 9 members 0 86 • The two Edmonton properties (Starlight Casino Edmonton and Grand Villa Casino Edmonton) are considered discontinued 255 255 operations and are contemplated as being carved-out from the transaction (the “Non-Core Properties”) Other 199 76 • All numbers presented in this presentation exclude the Non-Core Properties unless otherwise noted 0 0 Notes: 1. Figures converted from USD to CAD at an exchange ratio of 1.3122 as of 12/26/19 2. Based on 2020P (pre-IFRS 16) Adjusted Corporate EBITDA of C$195MM as provided by Gateway management, excluding the impact of the Non-Core Properties. The 7.5x transaction multiple is shown before any LACQ and/or shared fees and expenses. To the 233 117 extent Gateway’s shareholders pay LACQ’s fees and expenses, shares issued to the existing Gateway shareholders shall increase on a pro rata basis by the amount of LACQ’s fees paid by Gateway’s shareholders 3. Includes existing investment in GTWY Holdings loan 0 47 4. US$11.2MM redeemed on 11/26/2019; LACQ trust account includes US$10MM of proceeds from HG Vora 76 138 3 CONFIDENTIAL

0 221 Note: Flag for Dan S 46 0 whether we break out 86 49 Transaction Summary (cont’d) “other current gway 249 209 SH” 190 211 0 211 35 34 (1) (2) (1) (2) (3) Sources and Uses Pro Forma Capitalization 34 ($MM) ($MM, except share price) C$ US$ 121 0 Sources of Funds C$ US$ 153 (3) 59 248 189 Sellers' Rollover Equity 237 181 SPAC Trust Proceeds 0 113 HG Vora Equity Commitment 39 30 (÷) Issue Price of LACQ Shares $13.12 $10.00 59 196 Total Sources 287 219 Estimated Sellers Rollover Shares (MM) 18.055 18.055 92 214 (+) LACQ Public Shareholders 17.876 17.876 173 0 Uses of Funds C$ US$ (+) LACQ Management and Board Shares 1.538 1.538 (4) 56 42 Gross Cash to Gateway Shareholders 125 245 (+) HG Vora 6.463 6.463 174 196 OpCo Debt Paydown 14 11 211 0 (5) 201 154 Cash to Paydown HoldCo Term Loan Fully Diluted Shares Outstanding (MM) 43.931 43.931 (6) 16 12 Illustrative Transaction Fees (x) Issue Price of LACQ Shares $13.12 $10.00 205 Total Uses 287 219 151 Implied Total Equity Value $576 $439 0 (+) Rollover Debt 939 716 (7) 126 Pro Forma Ownership (-) Cash (53) (40) 153 (MM) Implied Enterprise Value $1,463 $1,115 192 Common Equity 12/31/2019 Adj. PF % Catalyst Shares -- 13.282 13.282 30.2% 146 Implied EBITDA Projections 146 Other Current Gateway S/H -- 4.772 4.772 10.9% Multiple 146 LACQ Public Shareholders 17.876 -- 17.876 40.7% C$ US$ (8) 2.538 (1.000) 1.538 3.5% LACQ Management and Board (9) $195 $149 7.5x FY2020P EBITDA HG Vora 6.463 -- 6.463 14.7% (9) 196 0 $215 $164 6.8x FY2021P EBITDA Total Ownership Shares 26.876 17.055 43.931 100.0% 214 40 (10) 5.2x Total Debt / 2020P EBITDA 0 86 (10) Total Debt / 2021P EBITDA 4.8x Notes: 1. Assumes no SPAC redemptions beyond US$11.2MM redeemed on 11/26/2019; excludes shared expenses 255 255 2. Figures converted from USD to CAD exchange ratio of 1.3122 as of 12/26/19 3. Assumes full roll of HG Vora US$10MM Public Float 199 76 4. Represents gross cash proceeds to existing Gateway shareholders prior to the payment of any transaction fees or management incentive payments; to the extent Gateway’s shareholders pay LACQ’s fees, shares issued to Gateway shareholders will be 0 0 increased on a pro rata basis by the amount of LACQ’s fees paid by Gateway’s shareholders 5. Balance as of 12/31/2019 as projected by Gateway Management 6. Transaction fees shown net of illustrative accrued interest available in LACQ Trust 7. Pro Forma Ownership represents ownership at close before the exercise of warrants and vesting of earn-outs and options 233 117 8. Catalyst and other current Gateway shareholders to be allocated 1MM founder shares pro rata from members of LACQ Management 9. Adjusted Corporate EBITDA projections as provided by Gateway management (pre-IFRS 16) excluding Adjusted Property EBITDA from the Non-Core Properties 0 47 10. Leverage stats include C$82MM letters of credit; based on 2020P and 2021P Adjusted Corporate EBITDA of C$195MM and C$215MM, respectively 76 138 4 CONFIDENTIAL 0 221 Note: Flag for Dan S 46 0 whether we break out 86 49 Transaction Summary (cont’d) “other current gway 249 209 SH” 190 211 0 211 35 34 (1) (2) (1) (2) (3) Sources and Uses Pro Forma Capitalization 34 ($MM) ($MM, except share price) C$ US$ 121 0 Sources of Funds C$ US$ 153 (3) 59 248 189 Sellers' Rollover Equity 237 181 SPAC Trust Proceeds 0 113 HG Vora Equity Commitment 39 30 (÷) Issue Price of LACQ Shares $13.12 $10.00 59 196 Total Sources 287 219 Estimated Sellers Rollover Shares (MM) 18.055 18.055 92 214 (+) LACQ Public Shareholders 17.876 17.876 173 0 Uses of Funds C$ US$ (+) LACQ Management and Board Shares 1.538 1.538 (4) 56 42 Gross Cash to Gateway Shareholders 125 245 (+) HG Vora 6.463 6.463 174 196 OpCo Debt Paydown 14 11 211 0 (5) 201 154 Cash to Paydown HoldCo Term Loan Fully Diluted Shares Outstanding (MM) 43.931 43.931 (6) 16 12 Illustrative Transaction Fees (x) Issue Price of LACQ Shares $13.12 $10.00 205 Total Uses 287 219 151 Implied Total Equity Value $576 $439 0 (+) Rollover Debt 939 716 (7) 126 Pro Forma Ownership (-) Cash (53) (40) 153 (MM) Implied Enterprise Value $1,463 $1,115 192 Common Equity 12/31/2019 Adj. PF % Catalyst Shares -- 13.282 13.282 30.2% 146 Implied EBITDA Projections 146 Other Current Gateway S/H -- 4.772 4.772 10.9% Multiple 146 LACQ Public Shareholders 17.876 -- 17.876 40.7% C$ US$ (8) 2.538 (1.000) 1.538 3.5% LACQ Management and Board (9) $195 $149 7.5x FY2020P EBITDA HG Vora 6.463 -- 6.463 14.7% (9) 196 0 $215 $164 6.8x FY2021P EBITDA Total Ownership Shares 26.876 17.055 43.931 100.0% 214 40 (10) 5.2x Total Debt / 2020P EBITDA 0 86 (10) Total Debt / 2021P EBITDA 4.8x Notes: 1. Assumes no SPAC redemptions beyond US$11.2MM redeemed on 11/26/2019; excludes shared expenses 255 255 2. Figures converted from USD to CAD exchange ratio of 1.3122 as of 12/26/19 3. Assumes full roll of HG Vora US$10MM Public Float 199 76 4. Represents gross cash proceeds to existing Gateway shareholders prior to the payment of any transaction fees or management incentive payments; to the extent Gateway’s shareholders pay LACQ’s fees, shares issued to Gateway shareholders will be 0 0 increased on a pro rata basis by the amount of LACQ’s fees paid by Gateway’s shareholders 5. Balance as of 12/31/2019 as projected by Gateway Management 6. Transaction fees shown net of illustrative accrued interest available in LACQ Trust 7. Pro Forma Ownership represents ownership at close before the exercise of warrants and vesting of earn-outs and options 233 117 8. Catalyst and other current Gateway shareholders to be allocated 1MM founder shares pro rata from members of LACQ Management 9. Adjusted Corporate EBITDA projections as provided by Gateway management (pre-IFRS 16) excluding Adjusted Property EBITDA from the Non-Core Properties 0 47 10. Leverage stats include C$82MM letters of credit; based on 2020P and 2021P Adjusted Corporate EBITDA of C$195MM and C$215MM, respectively 76 138 4 CONFIDENTIAL

0 221 46 0 86 49 Anticipated Transaction Timeline 249 209 190 211 0 211 35 34 34 December 2019 • Transaction Agreement Executed and Announced 121 0 153 59 0 113 59 196 92 214 173 0 • Preliminary Proxy Materials Filed with the SEC 125 245 174 196 211 0 First Quarter 2020 • Set Record Date for Shareholder Vote 205 151 0 • Expected Mailing of Final Proxy Materials to Shareholders 126 153 192 146 146 146 • Expected Receipt of Regulatory Approval and Contractual Approval from Crown Agencies 196 0 Second Quarter 214 40 2020 0 86 • Hold Shareholder Vote and Anticipated Close of Transaction 255 255 199 76 0 0 233 117 Note: Estimated timeline based on current information and is subject to change 0 47 76 138 5 CONFIDENTIAL 0 221 46 0 86 49 Anticipated Transaction Timeline 249 209 190 211 0 211 35 34 34 December 2019 • Transaction Agreement Executed and Announced 121 0 153 59 0 113 59 196 92 214 173 0 • Preliminary Proxy Materials Filed with the SEC 125 245 174 196 211 0 First Quarter 2020 • Set Record Date for Shareholder Vote 205 151 0 • Expected Mailing of Final Proxy Materials to Shareholders 126 153 192 146 146 146 • Expected Receipt of Regulatory Approval and Contractual Approval from Crown Agencies 196 0 Second Quarter 214 40 2020 0 86 • Hold Shareholder Vote and Anticipated Close of Transaction 255 255 199 76 0 0 233 117 Note: Estimated timeline based on current information and is subject to change 0 47 76 138 5 CONFIDENTIAL

0 221 46 0 86 49 Illustrative Trading Comparables 249 209 190 211 0 211 35 Gateway Offers a Compelling Value Proposition when Compared with Gaming Peers 34 34 2020P Enterprise Value (EV) / EBITDA Multiples 121 0 14.1x 153 59 0 113 12.3x 12.1x 59 196 92 214 173 0 Average: 10.2x 125 245 9.3x 174 196 8.7x 8.7x 8.4x 8.3x 211 0 7.5x 205 151 0 126 153 192 146 146 146 (4) (5) (1) (2) (3) 196 0 214 40 0 86 2021P EV / 255 255 6.8x 8.6x 12.4x 10.2x 11.0x 8.5x 7.7x 8.5x 7.9x EBITDA 199 76 Multiples: Source: Capital IQ and Wall Street research as of 12/26/2019 0 0 Notes: 1. Gateway EV / EBITDA multiple based on enterprise value implied by US$10.00 per share cost basis; 2020 (pre-IFRS 16) Adjusted Corporate EBITDA of C$195MM based on Gateway management projections excluding Non-Core Properties 2. Pro Forma for Great Canadian’s acquisition of Clairvest’s interest in the West GTA and GTA Bundles. Includes an estimated C$510MM and C$706MM adjustment for future estimated attributable capex spend at the West GTA and GTA Bundles in 2020 and 2021, respectively 233 117 3. Pro forma for the expiration of the Native American Management Fee 4. Includes $250MM of synergies 0 47 5. Includes $500MM of synergies 76 138 6 CONFIDENTIAL 0 221 46 0 86 49 Illustrative Trading Comparables 249 209 190 211 0 211 35 Gateway Offers a Compelling Value Proposition when Compared with Gaming Peers 34 34 2020P Enterprise Value (EV) / EBITDA Multiples 121 0 14.1x 153 59 0 113 12.3x 12.1x 59 196 92 214 173 0 Average: 10.2x 125 245 9.3x 174 196 8.7x 8.7x 8.4x 8.3x 211 0 7.5x 205 151 0 126 153 192 146 146 146 (4) (5) (1) (2) (3) 196 0 214 40 0 86 2021P EV / 255 255 6.8x 8.6x 12.4x 10.2x 11.0x 8.5x 7.7x 8.5x 7.9x EBITDA 199 76 Multiples: Source: Capital IQ and Wall Street research as of 12/26/2019 0 0 Notes: 1. Gateway EV / EBITDA multiple based on enterprise value implied by US$10.00 per share cost basis; 2020 (pre-IFRS 16) Adjusted Corporate EBITDA of C$195MM based on Gateway management projections excluding Non-Core Properties 2. Pro Forma for Great Canadian’s acquisition of Clairvest’s interest in the West GTA and GTA Bundles. Includes an estimated C$510MM and C$706MM adjustment for future estimated attributable capex spend at the West GTA and GTA Bundles in 2020 and 2021, respectively 233 117 3. Pro forma for the expiration of the Native American Management Fee 4. Includes $250MM of synergies 0 47 5. Includes $500MM of synergies 76 138 6 CONFIDENTIAL

0 221 46 0 86 49 Backed by Marquee and Proven Gaming 249 209 Investors 190 211 0 211 35 34 HG Vora Catalyst Capital 34 Highlights Highlights • Founded in 2002, The Catalyst Capital Group is a Toronto based private equity • US$5Bn+ event driven and value oriented investment firm founded in 2009 121 0 investment management firm with C$6Bn in assets under management 153 59 • The Catalyst team collectively possesses more than 110 years of relevant experience in • Invests opportunistically across the capital structure 0 113 restructuring, credit markets and merchant and investment banking in both the U.S. and Canada • Deep expertise in consumer and real estate sectors including gaming, lodging, leisure, 59 196 retail, travel and specialty finance Partnership with Gateway 92 214 • Catalyst currently beneficially owns or manages ~74% of the outstanding common shares 173 0 Partnership with Leisure / Gateway of the Company • Since acquiring Gateway’s equity in 2010, Catalyst has been committed to long-term • Post-transaction, HG Vora will have invested in excess of US$100MM in Gateway, 125 245 sustainable growth and has been instrumental in the Company’s acquisition, renovation including existing invested capital 174 196 and rebranding initiatives 211 0 • In October 2019, HG Vora invested in the Company through a US$150MM HoldCo Term • As majority owner, Catalyst has supported implementation of Gateway’s strong corporate Loan and property operating teams, diversified growth initiatives, and industry-leading operating 205 model which, over the last six years, led to doubling of locations and adjusted EBITDA, • As part of the SPAC transaction, certain affiliated funds of HG Vora to provide US$30MM increasing slot machines by 3x, increasing table games by 2x and adding 56 new F&B 151 equity commitment outlets across British Columbia and Ontario 0 • Gabriel de Alba, Managing Director and Partner, currently serves as the Executive (1) • Pro forma for the transaction, HG Vora will own ~15% of the Company Chairman and Director of Gateway 126 153 192 Select Investments Select Investments 146 146 146 196 0 214 40 0 86 255 255 199 76 0 0 233 117 Note: 0 47 1. Assumes no SPAC redemptions beyond the US$11.2MM redeemed on 11/26/2019 and full roll of HG Vora US$10MM Public Float 76 138 7 CONFIDENTIAL 0 221 46 0 86 49 Backed by Marquee and Proven Gaming 249 209 Investors 190 211 0 211 35 34 HG Vora Catalyst Capital 34 Highlights Highlights • Founded in 2002, The Catalyst Capital Group is a Toronto based private equity • US$5Bn+ event driven and value oriented investment firm founded in 2009 121 0 investment management firm with C$6Bn in assets under management 153 59 • The Catalyst team collectively possesses more than 110 years of relevant experience in • Invests opportunistically across the capital structure 0 113 restructuring, credit markets and merchant and investment banking in both the U.S. and Canada • Deep expertise in consumer and real estate sectors including gaming, lodging, leisure, 59 196 retail, travel and specialty finance Partnership with Gateway 92 214 • Catalyst currently beneficially owns or manages ~74% of the outstanding common shares 173 0 Partnership with Leisure / Gateway of the Company • Since acquiring Gateway’s equity in 2010, Catalyst has been committed to long-term • Post-transaction, HG Vora will have invested in excess of US$100MM in Gateway, 125 245 sustainable growth and has been instrumental in the Company’s acquisition, renovation including existing invested capital 174 196 and rebranding initiatives 211 0 • In October 2019, HG Vora invested in the Company through a US$150MM HoldCo Term • As majority owner, Catalyst has supported implementation of Gateway’s strong corporate Loan and property operating teams, diversified growth initiatives, and industry-leading operating 205 model which, over the last six years, led to doubling of locations and adjusted EBITDA, • As part of the SPAC transaction, certain affiliated funds of HG Vora to provide US$30MM increasing slot machines by 3x, increasing table games by 2x and adding 56 new F&B 151 equity commitment outlets across British Columbia and Ontario 0 • Gabriel de Alba, Managing Director and Partner, currently serves as the Executive (1) • Pro forma for the transaction, HG Vora will own ~15% of the Company Chairman and Director of Gateway 126 153 192 Select Investments Select Investments 146 146 146 196 0 214 40 0 86 255 255 199 76 0 0 233 117 Note: 0 47 1. Assumes no SPAC redemptions beyond the US$11.2MM redeemed on 11/26/2019 and full roll of HG Vora US$10MM Public Float 76 138 7 CONFIDENTIAL

0 221 46 0 86 49 Experienced Board 249 209 190 211 0 211 35 • Currently serves as Gateway’s Executive Chairman and will continue in this role post-Transaction Gabriel de Alba 34 • Joined Catalyst in Oct. 2002 and has served as Director or Senior Officer of various Catalyst portfolio 34 Executive Chairman companies, including Frontera Energy Corporation, Geneba Properties and Cabovisão 121 • Long-time gaming sector operator and investor with extensive experience as an executive leader / director of 0 multiple SPAC successor entities 153 59 Daniel Silvers 0 • Currently serves as Founder and Managing Member of Matthew Lane Capital Partners LLC, Chief Strategy 113 Vice Chairman Officer of Inspired Entertainment and Independent Director of Avid Technology, Inc. 59 196 • Led prior SPACs through successful acquisitions and integration 92 214 • Renowned leader in the gaming sector with extensive experience in leading prior SPACs through successful 173 0 acquisitions and integration Lorne Weil 125 245 • Currently serves as Founder and Principal of Hydra Management, Executive Chairman of Inspired Entertainment Vice Chairman and Non-Executive Chairman of Tecnoglass 174 196 211 0 • Will serve as CEO and President of Gateway post-closing 205 • Extensive industry experience in the gaming and leisure sectors in both corporate and financial advisory roles Marc Falcone 151 • Previously the Chief Financial Officer and Treasurer of Red Rock Resorts from Oct. 2015 to May 2017 and the Chief Financial Officer of Station Casinos LLC (Jun. 2011 – May 2017) 0 126 • Previously President and Managing Director of HLT Advisory Inc. (Aug. 2005 – May 2017) and National Director 153 12 of KPMG Canada’s Hospitality, Leisure & Tourism practice prior to his time at HLT Advisory Inc. 192 Lyle Hall • Intimately involved in the evolution of land-based casino gaming in Canada having advised senior management and the boards of most provincial gaming corporations 146 146 146 • Has served as President of Suncor Developments Ltd. since Jul. 1997 and was an elected member of the Legislative Assembly of British Columbia from 2005 to 2009, serving as the Minister of Tourism, Sport and the Olga Ilich Arts, and the Minister of Labour and Citizens’ Services • Extensive Board experience, having served most recently as the Chair of the Board of Destination Canada 196 0 214 40 0 86 • Currently serves as an Independent Director of K-Bro Linen Inc. and previously served as the Chief of Staff to Alberta Premier Jim Prentice from Sep. 2014 to May 2015 Dr. Michael Percy 255 255 • Experienced Board member, having served as a director for ATB Financial, Epcor Utilities Inc., Matrikon and 199 76 Sawridge 0 0 • Two additional independent directors are expected to be appointed at or following the completion of the 233 117 Additional Directors Transaction such that Gateway Board of Directors will be comprised of up to 9 members 0 47 76 138 8 CONFIDENTIAL 0 221 46 0 86 49 Experienced Board 249 209 190 211 0 211 35 • Currently serves as Gateway’s Executive Chairman and will continue in this role post-Transaction Gabriel de Alba 34 • Joined Catalyst in Oct. 2002 and has served as Director or Senior Officer of various Catalyst portfolio 34 Executive Chairman companies, including Frontera Energy Corporation, Geneba Properties and Cabovisão 121 • Long-time gaming sector operator and investor with extensive experience as an executive leader / director of 0 multiple SPAC successor entities 153 59 Daniel Silvers 0 • Currently serves as Founder and Managing Member of Matthew Lane Capital Partners LLC, Chief Strategy 113 Vice Chairman Officer of Inspired Entertainment and Independent Director of Avid Technology, Inc. 59 196 • Led prior SPACs through successful acquisitions and integration 92 214 • Renowned leader in the gaming sector with extensive experience in leading prior SPACs through successful 173 0 acquisitions and integration Lorne Weil 125 245 • Currently serves as Founder and Principal of Hydra Management, Executive Chairman of Inspired Entertainment Vice Chairman and Non-Executive Chairman of Tecnoglass 174 196 211 0 • Will serve as CEO and President of Gateway post-closing 205 • Extensive industry experience in the gaming and leisure sectors in both corporate and financial advisory roles Marc Falcone 151 • Previously the Chief Financial Officer and Treasurer of Red Rock Resorts from Oct. 2015 to May 2017 and the Chief Financial Officer of Station Casinos LLC (Jun. 2011 – May 2017) 0 126 • Previously President and Managing Director of HLT Advisory Inc. (Aug. 2005 – May 2017) and National Director 153 12 of KPMG Canada’s Hospitality, Leisure & Tourism practice prior to his time at HLT Advisory Inc. 192 Lyle Hall • Intimately involved in the evolution of land-based casino gaming in Canada having advised senior management and the boards of most provincial gaming corporations 146 146 146 • Has served as President of Suncor Developments Ltd. since Jul. 1997 and was an elected member of the Legislative Assembly of British Columbia from 2005 to 2009, serving as the Minister of Tourism, Sport and the Olga Ilich Arts, and the Minister of Labour and Citizens’ Services • Extensive Board experience, having served most recently as the Chair of the Board of Destination Canada 196 0 214 40 0 86 • Currently serves as an Independent Director of K-Bro Linen Inc. and previously served as the Chief of Staff to Alberta Premier Jim Prentice from Sep. 2014 to May 2015 Dr. Michael Percy 255 255 • Experienced Board member, having served as a director for ATB Financial, Epcor Utilities Inc., Matrikon and 199 76 Sawridge 0 0 • Two additional independent directors are expected to be appointed at or following the completion of the 233 117 Additional Directors Transaction such that Gateway Board of Directors will be comprised of up to 9 members 0 47 76 138 8 CONFIDENTIAL

0 221 46 0 86 49 Section 2 249 209 190 211 0 211 35 34 34 121 0 153 59 Company 0 113 Overview and 59 196 92 214 Investment 173 0 Highlights 125 245 174 196 211 0 205 151 0 126 153 192 146 146 146 196 0 214 40 0 86 255 255 199 76 0 0 233 117 0 47 76 138 0 221 46 0 86 49 Section 2 249 209 190 211 0 211 35 34 34 121 0 153 59 Company 0 113 Overview and 59 196 92 214 Investment 173 0 Highlights 125 245 174 196 211 0 205 151 0 126 153 192 146 146 146 196 0 214 40 0 86 255 255 199 76 0 0 233 117 0 47 76 138

0 221 46 0 86 49 Leading Operator of Integrated Gaming and 249 209 Entertainment Destinations 190 211 0 211 35 34 (1) (1) Gateway at a Glance Company Snapshot 34 • One of the largest and most diversified gaming and entertainment 121 companies in Canada 0 153 59 25 12,815 365 0 113 • Owns and operates 25 leading gaming and entertainment venues across British Columbia and Ontario Slots Core Properties Tables 59 196 Across 2 92 214 Provinces ̶ British Columbia: Operates over 40% of all slot machines and 173 0 table games 125 245 ̶ Ontario: Contractually exclusive service provider in the Southwest, 174 196 North, and Central Bundles (as conducted and managed by Ontario 211 0 72 3 7,400 Lottery and Gaming Corporation) Hotels & F&B Employees 205 Outlets • Demonstrated track record of successfully operating, developing and Convention 151 Centers acquiring gaming properties and contributing to the communities in which 0 Gateway operates 126 153 (1) (2) • Consistently delivering on its organic growth initiatives and is well- Robust Financial Growth Profile 192 positioned for the future with a strong growth pipeline of new Adjusted Corporate EBITDA (C$MM) development, renovation, and rebranding efforts C$250 146 146 • Defensible barriers to entry due to rigorous regulatory requirements, 146 proven branding strategy and deep industry and operational expertise C$215 C$195 • High-quality locals-focused and resilient customer base 196 C$174 0 C$163 214 40 • Proven and proprietary F&B and gaming offerings branded to market 0 86 size, market growth potential and local community demographic C$116 255 255 • C$195MM 2020P Adjusted Corporate EBITDA 199 76 0 0 2017 2018 2019P 2020P 2021P 2022P Notes: 233 117 1. Gateway Management Projections; excludes the Non-Core Properties. Projections rounded to the nearest million 2. Financials exclude Adjusted Property EBITDA for Non-Core Properties and are shown pre-IFRS 16. 2017 and 2018 figures include a C$35MM and C$6.9MM adjustment, respectively, for the Sale Leaseback transaction (“SLB Transaction”) in which Gateway 0 47 sold the real estate of Grand Villa Casino Burnaby, Starlight Casino New Westminster and Cascades Casino Langley to a third-party on March 12, 2018 76 138 10 CONFIDENTIAL 0 221 46 0 86 49 Leading Operator of Integrated Gaming and 249 209 Entertainment Destinations 190 211 0 211 35 34 (1) (1) Gateway at a Glance Company Snapshot 34 • One of the largest and most diversified gaming and entertainment 121 companies in Canada 0 153 59 25 12,815 365 0 113 • Owns and operates 25 leading gaming and entertainment venues across British Columbia and Ontario Slots Core Properties Tables 59 196 Across 2 92 214 Provinces ̶ British Columbia: Operates over 40% of all slot machines and 173 0 table games 125 245 ̶ Ontario: Contractually exclusive service provider in the Southwest, 174 196 North, and Central Bundles (as conducted and managed by Ontario 211 0 72 3 7,400 Lottery and Gaming Corporation) Hotels & F&B Employees 205 Outlets • Demonstrated track record of successfully operating, developing and Convention 151 Centers acquiring gaming properties and contributing to the communities in which 0 Gateway operates 126 153 (1) (2) • Consistently delivering on its organic growth initiatives and is well- Robust Financial Growth Profile 192 positioned for the future with a strong growth pipeline of new Adjusted Corporate EBITDA (C$MM) development, renovation, and rebranding efforts C$250 146 146 • Defensible barriers to entry due to rigorous regulatory requirements, 146 proven branding strategy and deep industry and operational expertise C$215 C$195 • High-quality locals-focused and resilient customer base 196 C$174 0 C$163 214 40 • Proven and proprietary F&B and gaming offerings branded to market 0 86 size, market growth potential and local community demographic C$116 255 255 • C$195MM 2020P Adjusted Corporate EBITDA 199 76 0 0 2017 2018 2019P 2020P 2021P 2022P Notes: 233 117 1. Gateway Management Projections; excludes the Non-Core Properties. Projections rounded to the nearest million 2. Financials exclude Adjusted Property EBITDA for Non-Core Properties and are shown pre-IFRS 16. 2017 and 2018 figures include a C$35MM and C$6.9MM adjustment, respectively, for the Sale Leaseback transaction (“SLB Transaction”) in which Gateway 0 47 sold the real estate of Grand Villa Casino Burnaby, Starlight Casino New Westminster and Cascades Casino Langley to a third-party on March 12, 2018 76 138 10 CONFIDENTIAL

0 221 46 0 86 49 Attractive and Diverse Property Portfolio 249 209 190 211 0 211 35 Recently Refreshed Properties with No Deferred Capex Spend 34 34 121 0 153 59 0 113 59 196 92 214 173 0 125 245 Point Edward, ON Burnaby, BC Rama, ON 174 196 211 0 205 151 0 126 153 192 146 146 New Westminster, BC Kamloops, BC Hanover, ON 146 196 0 214 40 0 86 255 255 199 76 0 0 233 117 Burnaby, BC Burnaby, BC Penticton, BC 0 47 76 138 11 CONFIDENTIAL 0 221 46 0 86 49 Attractive and Diverse Property Portfolio 249 209 190 211 0 211 35 Recently Refreshed Properties with No Deferred Capex Spend 34 34 121 0 153 59 0 113 59 196 92 214 173 0 125 245 Point Edward, ON Burnaby, BC Rama, ON 174 196 211 0 205 151 0 126 153 192 146 146 New Westminster, BC Kamloops, BC Hanover, ON 146 196 0 214 40 0 86 255 255 199 76 0 0 233 117 Burnaby, BC Burnaby, BC Penticton, BC 0 47 76 138 11 CONFIDENTIAL

0 221 46 0 86 49 Investment Highlights 249 209 190 211 0 211 35 Gateway: Platform Positioned for Strong EBITDA Growth and FCF Generation 34 34 121 0 153 59 0 113 59 196 92 214 173 0 125 245 174 196 211 0 205 1 2 3 4 5 6 151 0 Geographically Unique and Operates in Differentiated Proven Branding Highly Broad and Attractive Highly Populated Business Model Strategy Focused Experienced 126 Economically Regulatory Markets that are Expected to Drive on Proprietary Management 153 Diversified Environment in Relatively Strong Free Cash Offerings Team with a 192 Footprint Historically Underpenetrated Flow Conversion Tailored to Local Proven Track Resilient Markets Market Record 146 146 146 196 0 214 40 0 86 255 255 199 76 0 0 233 117 0 47 76 138 12 CONFIDENTIAL 0 221 46 0 86 49 Investment Highlights 249 209 190 211 0 211 35 Gateway: Platform Positioned for Strong EBITDA Growth and FCF Generation 34 34 121 0 153 59 0 113 59 196 92 214 173 0 125 245 174 196 211 0 205 1 2 3 4 5 6 151 0 Geographically Unique and Operates in Differentiated Proven Branding Highly Broad and Attractive Highly Populated Business Model Strategy Focused Experienced 126 Economically Regulatory Markets that are Expected to Drive on Proprietary Management 153 Diversified Environment in Relatively Strong Free Cash Offerings Team with a 192 Footprint Historically Underpenetrated Flow Conversion Tailored to Local Proven Track Resilient Markets Market Record 146 146 146 196 0 214 40 0 86 255 255 199 76 0 0 233 117 0 47 76 138 12 CONFIDENTIAL

0 221 46 0 86 49 Geographically Broad and Economically 1 (1) 249 209 Diversified Footprint 190 211 0 211 35 34 Gaming Share Adult Population Existing Properties Planned Properties 34 MM (2) British Columbia 43% 4.1 14 1 121 0 153 Ontario (SW, N. and Cen. (3) 59 100% 11.6 11 3 0 113 Bundles) 59 196 92 214 BRITISH SASKATCHEWAN 173 0 COLUMBIA QUEBEC MANITOBA Existing Property ALBERTA North Bundle Southwest Bundle 125 245 MARITIME ONTARIO Central Bundle 174 196 Planned Property PROVINCES 211 0 205 151 Existing Property 0 British Columbia Ontario Planned Property 126 ü Managed competition limits new ü Exclusive service provider 153 supply within three bundles 192 ü Operates 5 out of the 7 casinos in ü In-place growth initiatives the Thompson-Okanagan region 146 ü Contributes 51% of 2019P (4) ü Contributes 49% of 2019P Adjusted Property EBITDA 146 (4) Adjusted Property EBITDA 146 196 0 214 40 0 86 255 255 199 76 0 0 Notes: 1. Excludes Non-Core Properties 233 117 2. Based on number of gaming positions in markets served. British Columbia gaming share based on the markets (Lower Mainland, Thompson-Okanagan and Vancouver Island) in which Gateway operates 3. Represents gaming share within the applicable bundle; Gateway currently operates 3 out of the 8 total bundles as conducted and managed by the OLG 0 47 4. Based on Gateway management projections; excludes the Non-Core Properties 76 138 13 CONFIDENTIAL 0 221 46 0 86 49 Geographically Broad and Economically 1 (1) 249 209 Diversified Footprint 190 211 0 211 35 34 Gaming Share Adult Population Existing Properties Planned Properties 34 MM (2) British Columbia 43% 4.1 14 1 121 0 153 Ontario (SW, N. and Cen. (3) 59 100% 11.6 11 3 0 113 Bundles) 59 196 92 214 BRITISH SASKATCHEWAN 173 0 COLUMBIA QUEBEC MANITOBA Existing Property ALBERTA North Bundle Southwest Bundle 125 245 MARITIME ONTARIO Central Bundle 174 196 Planned Property PROVINCES 211 0 205 151 Existing Property 0 British Columbia Ontario Planned Property 126 ü Managed competition limits new ü Exclusive service provider 153 supply within three bundles 192 ü Operates 5 out of the 7 casinos in ü In-place growth initiatives the Thompson-Okanagan region 146 ü Contributes 51% of 2019P (4) ü Contributes 49% of 2019P Adjusted Property EBITDA 146 (4) Adjusted Property EBITDA 146 196 0 214 40 0 86 255 255 199 76 0 0 Notes: 1. Excludes Non-Core Properties 233 117 2. Based on number of gaming positions in markets served. British Columbia gaming share based on the markets (Lower Mainland, Thompson-Okanagan and Vancouver Island) in which Gateway operates 3. Represents gaming share within the applicable bundle; Gateway currently operates 3 out of the 8 total bundles as conducted and managed by the OLG 0 47 4. Based on Gateway management projections; excludes the Non-Core Properties 76 138 13 CONFIDENTIAL

0 221 46 0 86 49 Unique and Attractive Regulatory 2 249 209 Environment. . .. 190 211 0 211 35 34 British Columbia Ontario 34 121 0 153 59 Public / Private 0 113 Long-Dated Up to 20 Years ü Partnership (1) Operating Agreements / No license expiring prior to ~20 Years 59 196 Licenses 2038 92 214 173 0 125 245 174 196 Policies to manage 211 0 competition between High Barriers Operator exclusivity within gaming properties; 205 to Entry each bundle controlled implementation 151 Limited of new gaming positions 0 ü Competition 126 153 192 Modernization process BCLC pays for all slots and designed to maximize 146 Crown Agency Support maintenance capex property potential and drive 146 total revenue 146 Long-Term 196 0 214 40 Stability and ü 0 86 % of F&B, Entertainment and 100% Visibility Other Revenue Retained by Gateway does not pay a gaming tax for F&B, Entertainment 255 255 Gateway and Other Revenue generated at its properties 199 76 0 0 233 117 Note: 0 47 1. Central Bundle operating agreement term of approximately 23 years 76 138 14 CONFIDENTIAL 0 221 46 0 86 49 Unique and Attractive Regulatory 2 249 209 Environment. . . 190 211 0 211 35 34 British Columbia Ontario 34 121 0 153 59 Public / Private 0 113 Long-Dated Up to 20 Years ü Partnership (1) Operating Agreements / No license expiring prior to ~20 Years 59 196 Licenses 2038 92 214 173 0 125 245 174 196 Policies to manage 211 0 competition between High Barriers Operator exclusivity within gaming properties; 205 to Entry each bundle controlled implementation 151 Limited of new gaming positions 0 ü Competition 126 153 192 Modernization process BCLC pays for all slots and designed to maximize 146 Crown Agency Support maintenance capex property potential and drive 146 total revenue 146 Long-Term 196 0 214 40 Stability and ü 0 86 % of F&B, Entertainment and 100% Visibility Other Revenue Retained by Gateway does not pay a gaming tax for F&B, Entertainment 255 255 Gateway and Other Revenue generated at its properties 199 76 0 0 233 117 Note: 0 47 1. Central Bundle operating agreement term of approximately 23 years 76 138 14 CONFIDENTIAL

0 221 46 0 86 49 …in Historically Resilient Markets 2 249 209 190 211 0 211 35 (1)(2) 34 Outperformance During Financial Crisis: Peak-to-Trough Decline 34 Canada U.S. 121 0 153 59 Total Core 5 Largest 0 113 Las Vegas British Columbia Ontario Gateway Locals-Driven Strip (3) Locals-Focused Markets Markets 59 196 ü 92 214 (0.2%) 173 0 (1.8%) 125 245 (2.5%) 174 196 211 0 205 151 0 Underpenetrated ü 126 Markets 153 192 (11.5%) 146 146 146 Diversified Across 196 0 Geographies and 214 40 (18.7%) ü 0 86 Product Offerings 255 255 199 76 0 0 Notes: 1. Peak to trough decline is calculated as the percentage change between fiscal year 2010 and fiscal year 2008 for the Canadian markets and the percent change between calendar year 2009 and calendar year 2007 for the U.S. markets. 233 117 Canadian fiscal year end is March 31 2. From 2008 to 2010, all Ontario properties were still operated by the OLG 0 47 3. Five largest locals driven markets include Nevada (excluding contribution from Las Vegas strip), Pennsylvania, Louisiana, Illinois and New Jersey. Illinois data includes Video Gaming Terminals 76 138 15 CONFIDENTIAL 0 221 46 0 86 49 …in Historically Resilient Markets 2 249 209 190 211 0 211 35 (1)(2) 34 Outperformance During Financial Crisis: Peak-to-Trough Decline 34 Canada U.S. 121 0 153 59 Total Core 5 Largest 0 113 Las Vegas British Columbia Ontario Gateway Locals-Driven Strip (3) Locals-Focused Markets Markets 59 196 ü 92 214 (0.2%) 173 0 (1.8%) 125 245 (2.5%) 174 196 211 0 205 151 0 Underpenetrated ü 126 Markets 153 192 (11.5%) 146 146 146 Diversified Across 196 0 Geographies and 214 40 (18.7%) ü 0 86 Product Offerings 255 255 199 76 0 0 Notes: 1. Peak to trough decline is calculated as the percentage change between fiscal year 2010 and fiscal year 2008 for the Canadian markets and the percent change between calendar year 2009 and calendar year 2007 for the U.S. markets. 233 117 Canadian fiscal year end is March 31 2. From 2008 to 2010, all Ontario properties were still operated by the OLG 0 47 3. Five largest locals driven markets include Nevada (excluding contribution from Las Vegas strip), Pennsylvania, Louisiana, Illinois and New Jersey. Illinois data includes Video Gaming Terminals 76 138 15 CONFIDENTIAL

0 221 46 0 86 49 Operates in Highly Populated Markets 3 249 209 that are Relatively Underpenetrated 190 211 0 211 35 34 34 (1)(2) (1)(2)(3) (1)(2)(4) Adult Population (MM) Adults Per Gaming Position Gaming Spend per Adult (C$) 121 0 Average of 153 59 Top 5 U.S. 6.6 134 705 0 113 Locals Driven Markets 59 196 92 214 173 0 125 245 British 4.1 248 462 174 196 Columbia 211 0 205 151 0 11.5 11.6 416 333 Ontario 126 153 192 146 146 146 ü Enormous Population Gateway ü Underbuilt Casino ü Underpenetrated Catchment Markets: Supply Player Demand 196 0 214 40 0 86 With the Recent Modernization Process, We Believe Ontario Represents the Greatest Growth 255 255 Opportunity 199 76 0 0 Notes: 1. Adult population includes individuals ages 18 years and older; population statistics as of July 1, 2018 for Canada, December 2018 for United States 233 117 2. Top 5 U.S. locals driven markets include Nevada (excluding contribution from Las Vegas strip), Pennsylvania, Louisiana, Illinois and New Jersey; Illinois data includes VGTs (video gaming terminals) and Alberta data includes VLTs (video lottery terminals) 3. Gaming positions as of 3/31/2019 for Top 5 U.S. Locals Driven Markets, Ontario and British Columbia; table games includes poker tables and assumes six gaming positions per table 0 47 4. Gaming spend is presented for the last twelve months as of March 31, 2019. U.S. gaming spend assumes an exchange rate of $1.31 per US$1, representing the average exchange rate from April 1, 2018 to March 31, 2019 76 138 16 CONFIDENTIAL 0 221 46 0 86 49 Operates in Highly Populated Markets 3 249 209 that are Relatively Underpenetrated 190 211 0 211 35 34 34 (1)(2) (1)(2)(3) (1)(2)(4) Adult Population (MM) Adults Per Gaming Position Gaming Spend per Adult (C$) 121 0 Average of 153 59 Top 5 U.S. 6.6 134 705 0 113 Locals Driven Markets 59 196 92 214 173 0 125 245 British 4.1 248 462 174 196 Columbia 211 0 205 151 0 11.5 11.6 416 333 Ontario 126 153 192 146 146 146 ü Enormous Population Gateway ü Underbuilt Casino ü Underpenetrated Catchment Markets: Supply Player Demand 196 0 214 40 0 86 With the Recent Modernization Process, We Believe Ontario Represents the Greatest Growth 255 255 Opportunity 199 76 0 0 Notes: 1. Adult population includes individuals ages 18 years and older; population statistics as of July 1, 2018 for Canada, December 2018 for United States 233 117 2. Top 5 U.S. locals driven markets include Nevada (excluding contribution from Las Vegas strip), Pennsylvania, Louisiana, Illinois and New Jersey; Illinois data includes VGTs (video gaming terminals) and Alberta data includes VLTs (video lottery terminals) 3. Gaming positions as of 3/31/2019 for Top 5 U.S. Locals Driven Markets, Ontario and British Columbia; table games includes poker tables and assumes six gaming positions per table 0 47 4. Gaming spend is presented for the last twelve months as of March 31, 2019. U.S. gaming spend assumes an exchange rate of $1.31 per US$1, representing the average exchange rate from April 1, 2018 to March 31, 2019 76 138 16 CONFIDENTIAL

0 221 46 0 86 49 Differentiated Business Model Expected to 4 249 209 Drive Strong Free Cash Flow Conversion 190 211 0 211 (1) Low Capital Expenditures and Existing NOL Balance Drive Strong Free Cash Flow Conversion ; 35 34 Free Cash Flow Used to Fund Growth Strategies and De-Lever 34 Characteristics Driving High Free Cash Flow Conversion 121 0 153 59 • ~C$20-30MM per year saved on slot machines 0 113 Lower Maintenance Capex • Lower maintenance due primarily to BCLC purchase and ü (2) 59 196 maintenance of slots 92 214 173 0 125 245 Large Existing NOL Balance • Current NOL balance of C$375MM as of 9/30/19 ü 174 196 211 0 205 (3) (4) (3) (4) (5) 2019P Adjusted Free Cash Flow 2019P Free Cash Flow Conversion vs. Peers 151 0 C$MM 126 90% 86% 86% FCF 153 86% Conversion 192 (21) C$174 78% 75% 75% (3) C$150 65% 146 146 146 196 0 214 40 0 86 2019P Adj. Corporate Less: Maintenance Less: Cash Taxes Adj. Free Cash Flow EBITDA Capex (7) (6) GTWY RRR GDEN CHDN BYD PF ERI MCRI Source: Broker Reports, Company Filings 255 255 Notes: 199 76 1. Free Cash Flow Conversion defined as Adjusted Free Cash Flow divided by Adjusted EBITDA (excl. Adjusted EV / 0 0 Property EBITDA for Non-Core Properties) 2. Gateway Management estimate of equipment and maintenance savings based on a six year refresh cycle 2020P 7.5x 12.1x 8.3x 14.1x 8.7x 8.4x 12.3x 3. Adjusted free cash flow calculated as Adjusted Corporate EBITDA less maintenance capex and cash taxes EBITDA 4. Gateway Management projections rounded to the nearest million 233 117 5. Great Canadian excluded from peer set due to lack of maintenance capex publication 6. Assumes $500MM in synergies 0 47 7. Cash taxes for MCRI uses LTM 6/30/18 as proxy for 2019P 76 138 17 CONFIDENTIAL 0 221 46 0 86 49 Differentiated Business Model Expected to 4 249 209 Drive Strong Free Cash Flow Conversion 190 211 0 211 (1) Low Capital Expenditures and Existing NOL Balance Drive Strong Free Cash Flow Conversion ; 35 34 Free Cash Flow Used to Fund Growth Strategies and De-Lever 34 Characteristics Driving High Free Cash Flow Conversion 121 0 153 59 • ~C$20-30MM per year saved on slot machines 0 113 Lower Maintenance Capex • Lower maintenance due primarily to BCLC purchase and ü (2) 59 196 maintenance of slots 92 214 173 0 125 245 Large Existing NOL Balance • Current NOL balance of C$375MM as of 9/30/19 ü 174 196 211 0 205 (3) (4) (3) (4) (5) 2019P Adjusted Free Cash Flow 2019P Free Cash Flow Conversion vs. Peers 151 0 C$MM 126 90% 86% 86% FCF 153 86% Conversion 192 (21) C$174 78% 75% 75% (3) C$150 65% 146 146 146 196 0 214 40 0 86 2019P Adj. Corporate Less: Maintenance Less: Cash Taxes Adj. Free Cash Flow EBITDA Capex (7) (6) GTWY RRR GDEN CHDN BYD PF ERI MCRI Source: Broker Reports, Company Filings 255 255 Notes: 199 76 1. Free Cash Flow Conversion defined as Adjusted Free Cash Flow divided by Adjusted EBITDA (excl. Adjusted EV / 0 0 Property EBITDA for Non-Core Properties) 2. Gateway Management estimate of equipment and maintenance savings based on a six year refresh cycle 2020P 7.5x 12.1x 8.3x 14.1x 8.7x 8.4x 12.3x 3. Adjusted free cash flow calculated as Adjusted Corporate EBITDA less maintenance capex and cash taxes EBITDA 4. Gateway Management projections rounded to the nearest million 233 117 5. Great Canadian excluded from peer set due to lack of maintenance capex publication 6. Assumes $500MM in synergies 0 47 7. Cash taxes for MCRI uses LTM 6/30/18 as proxy for 2019P 76 138 17 CONFIDENTIAL

0 221 46 0 86 49 Proven Branding Strategy Focused on 5 249 209 Proprietary Tailored Offerings 190 211 0 211 35 34 Integration of Proprietary F&B Offerings within Existing Casinos Has Driven Consistent 34 Increases in Annual Revenue, Including Strong Growth in Gaming Revenue 121 0 153 59 GAMING BRANDS 0 113 59 196 92 214 173 0 Urban market focus Urban market focus Community focused Community focused 125 245 Premium Contemporary Casual Neighborly 174 196 211 0 Stylish High energy Approachable Relaxed THE RIGHT FIT FOR THE RIGHT MARKET 205 151 0 Assigning Brands to Markets Market size and growth 126 153 Brand proximity 192 FOOD & BEVERAGE BRANDS Local character 146 146 146 Competitive Advantages Tailored customer experience Modern steakhouse Creative pub food Authentic Asian Variety Modern supper club 196 0 flavors Speed to market 214 Elevated Lively sports bar Great Value Showcase theatre 40 Loyalty builder 0 Exciting 86 Memorable Welcoming Casual Vintage cabaret Interactive 255 255 199 76 0 0 233 117 0 47 76 138 18 CONFIDENTIAL 0 221 46 0 86 49 Proven Branding Strategy Focused on 5 249 209 Proprietary Tailored Offerings 190 211 0 211 35 34 Integration of Proprietary F&B Offerings within Existing Casinos Has Driven Consistent 34 Increases in Annual Revenue, Including Strong Growth in Gaming Revenue 121 0 153 59 GAMING BRANDS 0 113 59 196 92 214 173 0 Urban market focus Urban market focus Community focused Community focused 125 245 Premium Contemporary Casual Neighborly 174 196 211 0 Stylish High energy Approachable Relaxed THE RIGHT FIT FOR THE RIGHT MARKET 205 151 0 Assigning Brands to Markets Market size and growth 126 153 Brand proximity 192 FOOD & BEVERAGE BRANDS Local character 146 146 146 Competitive Advantages Tailored customer experience Modern steakhouse Creative pub food Authentic Asian Variety Modern supper club 196 0 flavors Speed to market 214 Elevated Lively sports bar Great Value Showcase theatre 40 Loyalty builder 0 Exciting 86 Memorable Welcoming Casual Vintage cabaret Interactive 255 255 199 76 0 0 233 117 0 47 76 138 18 CONFIDENTIAL

0 221 46 0 86 49 Highly Experienced Management Team with 6 249 209 a Proven Track Record 190 211 0 211 35 34 Marc Falcone to Lead Gateway as President and CEO to Supported by an Existing Management Team with Industry 34 Further Accelerate its Growth Strategy Expertise, Deep Relationships and 125+ Years of Experience Tolek Strukoff, Chief Legal and Administrative Officer 121 0 Professional Experience 3+ Years at Gateway | 10+ Years of Experience (Lawson Lundell LLP, UrtheCast, 153 59 Westport Fuel Systems) 0 113 Carrie Kormos, Chief Marketing and Communications Officer (1) 3+ Years at Gateway | 18+ Years of Experience (Caesars Windsor, Fallsview Casino 59 196 Resort & Casino Niagara – consultant advisor, Magna Entertainment) 92 214 173 0 Marc Falcone Terry McInally, Chief Compliance and Risk Officer & Chief Information Officer Chief Executive (2) 125 245 2+ Years at Gateway | 20+ Years of Experience (Richter Advisory, PwC, AGCO) Officer and 174 196 President 211 0 Robert Ward, Chief Operations Officer 6+ Years at Gateway | 20+ Years of Experience (Points West Hospitality, Sequoia • Will replace retiring CEO, Tony Santo, as Chief Executive Officer and President of 205 Enterprises, Keg Restaurants) Gateway Casinos 151 0 • Highly respected executive with extensive experience in the gaming and leisure Queenie Wong, Chief Accounting Officer sectors in both corporate and financial advisory roles 8+ Years at Gateway | 14+ Years of Experience (PwC) 126 • Currently serves as President and Chief Financial Officer of Sightline Payments 153 LLC, a digital commerce platform for the gaming industry, and as a member of 192 LACQ’s Board of Directors since Dec. 1, 2017 Jagtar Nijjar, EVP, Development and Construction 23+ Years at Gateway | 25+ Years of Experience • Previously served as CFO and Treasurer of Red Rock Resorts and Station 146 Casinos (Jun. 2011 – May 2017). Oversaw a ~600% increase in the equity value 146 Scott Phillips, SVP, Human Resources of Red Rock Resorts during his tenure at the Company ($2.8Bn in May 2017 vs 146 6+ Years at Gateway | 20+ Years of Experience (JD Sweid Foods, Sodexo estimated $400MM in Jun. 2011) Canada, Abitibi-Consolidated, TimberWest) • Served as the Chief Financial Officer of Fertitta Entertainment from Oct. 2010 though May 2016 196 0 Hargo Roopra, SVP, Operations and Marketing Analytics 214 40 11+ Years at Gateway | 11+ Years of Experience • Prior experience also includes Goldman Sachs & Co., where he focused on 0 86 restructuring transactions in the hospitality and gaming sectors, Magnetar Capital, Deutsche Bank and Bear Stearns Michael Snider, SVP, Legal Affairs 255 255 3+ Years at Gateway | 13+ Years of Experience (Westport Fuel Systems, Lawson 199 76 Lundell LLP) 0 0 Notes: Jamie Papp, SVP, Casino Operations 1. Ms. Kormos previously was a consultant of the Company for 2 years assisting with the development of Gateway’s bids under 2+ Years at Gateway | 22+ Years of Experience (Mirage Resorts, Wynn Resorts, 233 117 the Ontario modernization process 2. Mr. McInally previously was a consultant of the Company for 2 years assisting with the development of Gateway’s bids under American Gaming Systems, Caesars Entertainment) 0 47 the Ontario modernization process 76 138 19 CONFIDENTIAL 0 221 46 0 86 49 Highly Experienced Management Team with 6 249 209 a Proven Track Record 190 211 0 211 35 34 Marc Falcone to Lead Gateway as President and CEO to Supported by an Existing Management Team with Industry 34 Further Accelerate its Growth Strategy Expertise, Deep Relationships and 125+ Years of Experience Tolek Strukoff, Chief Legal and Administrative Officer 121 0 Professional Experience 3+ Years at Gateway | 10+ Years of Experience (Lawson Lundell LLP, UrtheCast, 153 59 Westport Fuel Systems) 0 113 Carrie Kormos, Chief Marketing and Communications Officer (1) 3+ Years at Gateway | 18+ Years of Experience (Caesars Windsor, Fallsview Casino 59 196 Resort & Casino Niagara – consultant advisor, Magna Entertainment) 92 214 173 0 Marc Falcone Terry McInally, Chief Compliance and Risk Officer & Chief Information Officer Chief Executive (2) 125 245 2+ Years at Gateway | 20+ Years of Experience (Richter Advisory, PwC, AGCO) Officer and 174 196 President 211 0 Robert Ward, Chief Operations Officer 6+ Years at Gateway | 20+ Years of Experience (Points West Hospitality, Sequoia • Will replace retiring CEO, Tony Santo, as Chief Executive Officer and President of 205 Enterprises, Keg Restaurants) Gateway Casinos 151 0 • Highly respected executive with extensive experience in the gaming and leisure Queenie Wong, Chief Accounting Officer sectors in both corporate and financial advisory roles 8+ Years at Gateway | 14+ Years of Experience (PwC) 126 • Currently serves as President and Chief Financial Officer of Sightline Payments 153 LLC, a digital commerce platform for the gaming industry, and as a member of 192 LACQ’s Board of Directors since Dec. 1, 2017 Jagtar Nijjar, EVP, Development and Construction 23+ Years at Gateway | 25+ Years of Experience • Previously served as CFO and Treasurer of Red Rock Resorts and Station 146 Casinos (Jun. 2011 – May 2017). Oversaw a ~600% increase in the equity value 146 Scott Phillips, SVP, Human Resources of Red Rock Resorts during his tenure at the Company ($2.8Bn in May 2017 vs 146 6+ Years at Gateway | 20+ Years of Experience (JD Sweid Foods, Sodexo estimated $400MM in Jun. 2011) Canada, Abitibi-Consolidated, TimberWest) • Served as the Chief Financial Officer of Fertitta Entertainment from Oct. 2010 though May 2016 196 0 Hargo Roopra, SVP, Operations and Marketing Analytics 214 40 11+ Years at Gateway | 11+ Years of Experience • Prior experience also includes Goldman Sachs & Co., where he focused on 0 86 restructuring transactions in the hospitality and gaming sectors, Magnetar Capital, Deutsche Bank and Bear Stearns Michael Snider, SVP, Legal Affairs 255 255 3+ Years at Gateway | 13+ Years of Experience (Westport Fuel Systems, Lawson 199 76 Lundell LLP) 0 0 Notes: Jamie Papp, SVP, Casino Operations 1. Ms. Kormos previously was a consultant of the Company for 2 years assisting with the development of Gateway’s bids under 2+ Years at Gateway | 22+ Years of Experience (Mirage Resorts, Wynn Resorts, 233 117 the Ontario modernization process 2. Mr. McInally previously was a consultant of the Company for 2 years assisting with the development of Gateway’s bids under American Gaming Systems, Caesars Entertainment) 0 47 the Ontario modernization process 76 138 19 CONFIDENTIAL

0 221 46 0 86 49 Section 3 249 209 190 211 0 211 35 34 34 121 0 153 59 Proven Growth 0 113 Platform 59 196 92 214 173 0 125 245 174 196 211 0 205 151 0 126 153 192 146 146 146 196 0 214 40 0 86 255 255 199 76 0 0 233 117 0 47 76 138 0 221 46 0 86 49 Section 3 249 209 190 211 0 211 35 34 34 121 0 153 59 Proven Growth 0 113 Platform 59 196 92 214 173 0 125 245 174 196 211 0 205 151 0 126 153 192 146 146 146 196 0 214 40 0 86 255 255 199 76 0 0 233 117 0 47 76 138

0 221 46 0 86 49 Strong Track Record of Successful Capital 249 209 Allocation 190 211 0 211 35 Series of Expansions, Acquisitions, Relocations and New Builds Have Generated Attractive 34 34 Historical Implied ROICs 121 0 (1) 153 Capex is Driving Strong EBITDA Growth… …and Attractive Returns 59 0 113 Adjusted Corporate EBITDA; 2016 – 2022 (C$MM) 59 196 92 214 Historical Projected 173 0 125 245 C$250 174 196 Growth Capex Growth Capex 211 0 (2017-(Q4’19- C$215 9/30/19): 2022P): C$195 C$459MM C$326MM 205 Incremental C$174 151 C$173 Incremental Projected C$163 0 Growth Growth EBITDA: EBITDA: (2) C$98MM (2) 126 C$55MM C$116 153 192 146 C$62 146 146 Grand Villa Edmonton 2016 2017 2018 9/30/19 2019P 2020P 2021P 2022P Cascades North Bay Historical Implied 196 LTM Projected Implied 0 (3) 214 40 (4) ROIC : ROIC : Growth 0 (5) 86 19 198 146 146 148 200 80 13 CapEx (C$MM) 21% 17% 255 255 199 76 Notes: 0 0 1. Adjusted Corporate EBITDA is shown pre-IFRS 16 and excludes Adjusted Property EBITDA for Non-Core Properties. Adjusted Corporate EBITDA includes a C$35MM, C$35MM and C$6.9MM pro forma adjustment for the SLB Transaction in 2016, 2017 and 2018, respectively. Projections rounded to the nearest million 2. Accounts for illustrative compounded annual organic Adjusted Corporate EBITDA growth of 3% from (i) 2016 – 9/30/19 for the historical implied ROIC calculation and (ii) 9/30/19 – 2022 for the projected implied ROIC calculation 3. Historical ROIC is defined as Incremental Adjusted Corporate EBITDA from growth capital expenditures generated between 9/30/19 LTM and 2016 divided by cumulative growth capital expenditures spent between 2017 - 9/30/19 LTM 233 117 4. Projected ROIC is defined as projected Incremental Adjusted Corporate EBITDA from growth capital expenditures generated between 2022 and 9/30/19 LTM divided by cumulative growth capital expenditures spent between Q4’19 - 2022 5. 2019 YTD (through 9/30) growth capex is C$115MM 0 47 76 138 21 CONFIDENTIAL 0 221 46 0 86 49 Strong Track Record of Successful Capital 249 209 Allocation 190 211 0 211 35 Series of Expansions, Acquisitions, Relocations and New Builds Have Generated Attractive 34 34 Historical Implied ROICs 121 0 (1) 153 Capex is Driving Strong EBITDA Growth… …and Attractive Returns 59 0 113 Adjusted Corporate EBITDA; 2016 – 2022 (C$MM) 59 196 92 214 Historical Projected 173 0 125 245 C$250 174 196 Growth Capex Growth Capex 211 0 (2017-(Q4’19- C$215 9/30/19): 2022P): C$195 C$459MM C$326MM 205 Incremental C$174 151 C$173 Incremental Projected C$163 0 Growth Growth EBITDA: EBITDA: (2) C$98MM (2) 126 C$55MM C$116 153 192 146 C$62 146 146 Grand Villa Edmonton 2016 2017 2018 9/30/19 2019P 2020P 2021P 2022P Cascades North Bay Historical Implied 196 LTM Projected Implied 0 (3) 214 40 (4) ROIC : ROIC : Growth 0 (5) 86 19 198 146 146 148 200 80 13 CapEx (C$MM) 21% 17% 255 255 199 76 Notes: 0 0 1. Adjusted Corporate EBITDA is shown pre-IFRS 16 and excludes Adjusted Property EBITDA for Non-Core Properties. Adjusted Corporate EBITDA includes a C$35MM, C$35MM and C$6.9MM pro forma adjustment for the SLB Transaction in 2016, 2017 and 2018, respectively. Projections rounded to the nearest million 2. Accounts for illustrative compounded annual organic Adjusted Corporate EBITDA growth of 3% from (i) 2016 – 9/30/19 for the historical implied ROIC calculation and (ii) 9/30/19 – 2022 for the projected implied ROIC calculation 3. Historical ROIC is defined as Incremental Adjusted Corporate EBITDA from growth capital expenditures generated between 9/30/19 LTM and 2016 divided by cumulative growth capital expenditures spent between 2017 - 9/30/19 LTM 233 117 4. Projected ROIC is defined as projected Incremental Adjusted Corporate EBITDA from growth capital expenditures generated between 2022 and 9/30/19 LTM divided by cumulative growth capital expenditures spent between Q4’19 - 2022 5. 2019 YTD (through 9/30) growth capex is C$115MM 0 47 76 138 21 CONFIDENTIAL

0 221 46 0 86 49 Completed Investments in British Columbia 249 209 Position Gateway to Capture Immediate Returns 190 211 0 211 35 (1) 34 2018 and 2019 Completed Projects Projected Adjusted Property EBITDA (C$MM) 34 ü Expansion of gaming space 121 0 ü Opened Atlas Steak + Fish and 153 59 Chow Lucky Noodle Bar 0 113 ü Added an incremental 130 C$43 machines in Sep. 2019 to bring the C$41 59 196 total to 1,330 at the site C$36 92 214 Burnaby ü Added a Pulse gaming arena with 173 0 Completed: 35 units September 2019 125 245 ü Delta Hotel renovation Project Cost: 174 196 C$22MM ü Refresh and relocation of the 211 0 poker room, hotel lobby and high 2019P 2020P 2021P limit room 205 151 0 126 153 ü ~12k sq. ft. added 192 ü Increased slots by 75 (50 were 146 C$26 installed in 2018) and tables by 3 C$25 146 C$24 146 Langley ü Expanded Match Eatery & Public House by adding a patio in 2018, Completed: and added Atlas Steak + Fish in July 2019 196 0 2019 Project Cost: 214 40 C$19MM 0 86 ü Refresh of Coast Hotel, convention center and ballroom 2019P 2020P 2021P 255 255 199 76 0 0 233 117 Note: 1. Adjusted Property EBITDA figures shown pre-IFRS 16 0 47 76 138 22 CONFIDENTIAL 0 221 46 0 86 49 Completed Investments in British Columbia 249 209 Position Gateway to Capture Immediate Returns 190 211 0 211 35 (1) 34 2018 and 2019 Completed Projects Projected Adjusted Property EBITDA (C$MM) 34 ü Expansion of gaming space 121 0 ü Opened Atlas Steak + Fish and 153 59 Chow Lucky Noodle Bar 0 113 ü Added an incremental 130 C$43 machines in Sep. 2019 to bring the C$41 59 196 total to 1,330 at the site C$36 92 214 Burnaby ü Added a Pulse gaming arena with 173 0 Completed: 35 units September 2019 125 245 ü Delta Hotel renovation Project Cost: 174 196 C$22MM ü Refresh and relocation of the 211 0 poker room, hotel lobby and high 2019P 2020P 2021P limit room 205 151 0 126 153 ü ~12k sq. ft. added 192 ü Increased slots by 75 (50 were 146 C$26 installed in 2018) and tables by 3 C$25 146 C$24 146 Langley ü Expanded Match Eatery & Public House by adding a patio in 2018, Completed: and added Atlas Steak + Fish in July 2019 196 0 2019 Project Cost: 214 40 C$19MM 0 86 ü Refresh of Coast Hotel, convention center and ballroom 2019P 2020P 2021P 255 255 199 76 0 0 233 117 Note: 1. Adjusted Property EBITDA figures shown pre-IFRS 16 0 47 76 138 22 CONFIDENTIAL

0 221 46 0 86 49 Growth-Oriented Ontario Modernization 249 209 Process… 190 211 0 211 35 In March 2012, the OLG announced its modernization process with the aim of attracting private 34 34 partners to invest in and operate facilities across the province 121 0 153 59 0 113 59 196 92 214 173 0 125 245 174 196 Working with strong Maximize property Operators’ bundles Relocate facilities in 211 0 operators to bring potential and drive provide each with rural areas to denser (1) world-class operating total revenue exclusivity and population centers 205 strategies to casinos exclusive right to 151 across the province develop new sites for 0 a fixed period of time 126 153 192 146 Add table games to Modernize gaming Operators keep 100% 146 enhance appeal to technology in-line with of all F&B and other 146 (1) younger patrons current industry non-gaming revenue, standards driving investments in 196 0 new venues within 214 40 facility 0 86 255 255 199 76 0 0 233 117 Note: 0 47 1. Subject to contractual approvals from Crown agencies and other required approvals 76 138 23 CONFIDENTIAL 0 221 46 0 86 49 Growth-Oriented Ontario Modernization 249 209 Process… 190 211 0 211 35 In March 2012, the OLG announced its modernization process with the aim of attracting private 34 34 partners to invest in and operate facilities across the province 121 0 153 59 0 113 59 196 92 214 173 0 125 245 174 196 Working with strong Maximize property Operators’ bundles Relocate facilities in 211 0 operators to bring potential and drive provide each with rural areas to denser (1) world-class operating total revenue exclusivity and population centers 205 strategies to casinos exclusive right to 151 across the province develop new sites for 0 a fixed period of time 126 153 192 146 Add table games to Modernize gaming Operators keep 100% 146 enhance appeal to technology in-line with of all F&B and other 146 (1) younger patrons current industry non-gaming revenue, standards driving investments in 196 0 new venues within 214 40 facility 0 86 255 255 199 76 0 0 233 117 Note: 0 47 1. Subject to contractual approvals from Crown agencies and other required approvals 76 138 23 CONFIDENTIAL

0 221 46 0 …has Created a Unique Growth Opportunity 86 49 249 in Ontario 209 190 211 0 211 35 34 34 OTTAWA 121 0 SAULT STE MARIE 153 59 0 113 59 196 92 214 173 0 ONTARIO 125 245 174 196 211 0 205 151 KENORA 0 TORONTO 126 153 THUNDER BAY 192 NIAGARA WESTERN ONTARIO 146 146 LONDON Greater Southern Ontario has a total 146 population of 12.7 million ˄ Population Density (km 2) Three largest North Bundle cities have 0 – 0.1 Current Gateway Property 196 0 populations of 75,000 to 165,000 0.1 – 0.25 Anticipated Future Gateway 214 0.25 – 0.5 40 Property 0.5 – 1 Non-Gateway Property 0 Innisfil (and surrounding area) in Central 86 1 – 2.5 Bundle has population of ~200,000 2.5 – 5 North Bundle 255 255 5 – 10 London in Southwest Bundle is a city of WINDSOR/ 199 76 10 – 25 Central Bundle ~400,000 DETROIT (US) 25 – 50 0 0 Southwest Bundle 50 – 100 Limited competition between bundles 233 117 0 47 76 138 24 CONFIDENTIAL 0 221 46 0 …has Created a Unique Growth Opportunity 86 49 249 in Ontario 209 190 211 0 211 35 34 34 OTTAWA 121 0 SAULT STE MARIE 153 59 0 113 59 196 92 214 173 0 ONTARIO 125 245 174 196 211 0 205 151 KENORA 0 TORONTO 126 153 THUNDER BAY 192 NIAGARA WESTERN ONTARIO 146 146 LONDON Greater Southern Ontario has a total 146 population of 12.7 million ˄ Population Density (km 2) Three largest North Bundle cities have 0 – 0.1 Current Gateway Property 196 0 populations of 75,000 to 165,000 0.1 – 0.25 Anticipated Future Gateway 214 0.25 – 0.5 40 Property 0.5 – 1 Non-Gateway Property 0 Innisfil (and surrounding area) in Central 86 1 – 2.5 Bundle has population of ~200,000 2.5 – 5 North Bundle 255 255 5 – 10 London in Southwest Bundle is a city of WINDSOR/ 199 76 10 – 25 Central Bundle ~400,000 DETROIT (US) 25 – 50 0 0 Southwest Bundle 50 – 100 Limited competition between bundles 233 117 0 47 76 138 24 CONFIDENTIAL

0 221 46 0 86 49 Ability to Generate Additional Growth Through 249 209 Infrastructure and Operational Expertise 190 211 0 211 35 Since acquiring the Ontario Bundles, management has continued to implement a number of 34 34 operational initiatives to increase revenue and reduce costs 121 0 153 59 0 113 59 196 92 214 173 0 125 245 174 196 Modified reinvestment to 211 0 Refreshed and reconfigured reflect local market conditions Incorporated ATM machines Overhauled marketing slot floors to increase including eliminating cash- into existing contracts and programs by introducing revenue by introducing back, introducing “must be increase fee per ATM proven BC programs and data 205 more current product / titles present to win” for draws and transaction analytics while eliminating 151 and better product mix deploying weekly offer ineffective legacy programs 0 program to drive visitation 126 153 192 Restructured pension Leveraged existing F&B program to provide a similar Right-size staff and optimized supply contracts to increase 146 level of benefit as provided by the use of part time labor buying power and reduce food 146 the OLG at a lower cost and beverage costs 146 196 0 214 40 0 86 255 255 199 76 0 0 233 117 0 47 76 138 25 CONFIDENTIAL 0 221 46 0 86 49 Ability to Generate Additional Growth Through 249 209 Infrastructure and Operational Expertise 190 211 0 211 35 Since acquiring the Ontario Bundles, management has continued to implement a number of 34 34 operational initiatives to increase revenue and reduce costs 121 0 153 59 0 113 59 196 92 214 173 0 125 245 174 196 Modified reinvestment to 211 0 Refreshed and reconfigured reflect local market conditions Incorporated ATM machines Overhauled marketing slot floors to increase including eliminating cash- into existing contracts and programs by introducing revenue by introducing back, introducing “must be increase fee per ATM proven BC programs and data 205 more current product / titles present to win” for draws and transaction analytics while eliminating 151 and better product mix deploying weekly offer ineffective legacy programs 0 program to drive visitation 126 153 192 Restructured pension Leveraged existing F&B program to provide a similar Right-size staff and optimized supply contracts to increase 146 level of benefit as provided by the use of part time labor buying power and reduce food 146 the OLG at a lower cost and beverage costs 146 196 0 214 40 0 86 255 255 199 76 0 0 233 117 0 47 76 138 25 CONFIDENTIAL

0 221 46 0 86 49 Section 4 249 209 190 211 0 211 35 34 34 121 0 153 59 Executing on 0 113 Multiple Growth 59 196 92 214 Initiatives 173 0 125 245 174 196 211 0 205 151 0 126 153 192 146 146 146 196 0 214 40 0 86 255 255 199 76 0 0 233 117 0 47 76 138 0 221 46 0 86 49 Section 4 249 209 190 211 0 211 35 34 34 121 0 153 59 Executing on 0 113 Multiple Growth 59 196 92 214 Initiatives 173 0 125 245 174 196 211 0 205 151 0 126 153 192 146 146 146 196 0 214 40 0 86 255 255 199 76 0 0 233 117 0 47 76 138

0 221 46 0 86 49 Near-Term Identifiable Growth Strategies 249 209 190 211 0 211 Future Planned Capex Expected to be Funded from Cash on Hand and Free Cash 35 34 Flow Generated 34 Growth Capital for Renovation, Rebranding Q4’19 – 2022 Planned Future and Redevelopment from 2016 – Q3’19: Growth Capex: 121 0 C$479MM C$326MM 153 59 0 113 59 196 92 214 173 0 125 245 174 196 211 0 205 151 0 126 153 192 2 1 146 146 Ongoing Deployment of Proven Drive Multi-Year Growth 146 Strategies at Ontario Properties Pipeline in New Ontario Markets and Relocations in BC 196 0 (1) (1) Renovations New Builds / Relocations 214 40 0 86 Slots +716 Slots +1,450 255 255 199 76 Tables +111 Tables +38 0 0 F&B-Branded Outlets +12 F&B Branded Outlets +9 233 117 Note: 0 47 1. Gaming expansion figures as of November 9, 2019 76 138 27 CONFIDENTIAL 0 221 46 0 86 49 Near-Term Identifiable Growth Strategies 249 209 190 211 0 211 Future Planned Capex Expected to be Funded from Cash on Hand and Free Cash 35 34 Flow Generated 34 Growth Capital for Renovation, Rebranding Q4’19 – 2022 Planned Future and Redevelopment from 2016 – Q3’19: Growth Capex: 121 0 C$479MM C$326MM 153 59 0 113 59 196 92 214 173 0 125 245 174 196 211 0 205 151 0 126 153 192 2 1 146 146 Ongoing Deployment of Proven Drive Multi-Year Growth 146 Strategies at Ontario Properties Pipeline in New Ontario Markets and Relocations in BC 196 0 (1) (1) Renovations New Builds / Relocations 214 40 0 86 Slots +716 Slots +1,450 255 255 199 76 Tables +111 Tables +38 0 0 F&B-Branded Outlets +12 F&B Branded Outlets +9 233 117 Note: 0 47 1. Gaming expansion figures as of November 9, 2019 76 138 27 CONFIDENTIAL

0 221 46 0 86 49 Ongoing Deployment of Proven Strategies 1 249 209 at Ontario Properties 190 211 0 211 35 34 Aggregate 34 (1) ◆ Renovation of existing gaming facility and rebranding as a Starlight Casino Expansion ◆ Added 48 slot machines Point Edward 121 0 Completed: ◆ Added a MATCH Eatery & Public House and The Buffet Completed (SW) November 2018 153 59 (2) Future C$28MM Spent 0 113 SLOT 59 196 MACHINES Gateway Completed: ◆ Added 3,600 gaming sq. ft. and 123 slot machines 92 214 Innisfil February 2019 173 0 ◆ Added live gaming with the addition of 26 tables (previously none) (Central) C$5MM Spent +410 125 245 174 196 ◆ Relocated existing gaming facility to adjacent building and rebranded as +306 211 0 Playtime ◆ Added 8,225 gaming sq. ft., including 111 slot machines and 8 tables Hanover Completed: (previously none) (SW) 205 April 2019 ◆ Added a MATCH Eatery & Public House and The Buffet 151 C$22MM Spent 0 ADDITIONAL ◆ Relocated from Dresden (population of ~2.8k) to Chatham (population of TABLES 126 ~40k) Chatham 153 ◆ Branded as a Cascades Casino Completed: (SW) 192 +52 ◆ Constructed ~45,284 sq. ft. new facility with ~28,642 sq. ft. gaming floor (incl. August 2019 back of house area) including 176 slot machines, 10 tables (previously none), C$36MM Spent a MATCH Eatery & Public House and The Buffet 146 +59 146 ◆ New, Starlight-branded facility relocated to London 146 ◆ Constructing ~102,967 sq. ft. facility with ~55,961 sq. ft. gaming floor London (incl. back of house area), including 133 slot machines and 38 tables (8 Q3’21 (SW) added in 2019) C$3MM Spent C$72MM Future ◆ Adding 4 F&B outlets (Atlas Steak + Fish, MATCH Eatery & Public F&B BRANDED 196 0 Spend House, The Buffet and CHOW Noodle Bar) OUTLETS 214 40 ◆ New, Starlight-branded facility expected to be located near to downtown 0 86 Sudbury +6 Sudbury ◆ Constructing ~64,153 sq. ft. facility with ~21,598 sq. ft. gaming floor Q1’22 255 255 (North) (excl. back of house area) including 173 slot machines, 21 tables C$4MM Spent 199 76 (previously none) and 2 F&B outlets (MATCH Eatery & Public House C$56MM Future +6 and The Buffet) 0 0 Spend 233 117 Notes: 1. Gaming expansion figures as of November 9, 2019 0 47 2. Future expansion is subject to contractual approval from Crown agencies and other required approvals 76 138 28 CONFIDENTIAL 0 221 46 0 86 49 Ongoing Deployment of Proven Strategies 1 249 209 at Ontario Properties 190 211 0 211 35 34 Aggregate 34 (1) ◆ Renovation of existing gaming facility and rebranding as a Starlight Casino Expansion ◆ Added 48 slot machines Point Edward 121 0 Completed: ◆ Added a MATCH Eatery & Public House and The Buffet Completed (SW) November 2018 153 59 (2) Future C$28MM Spent 0 113 SLOT 59 196 MACHINES Gateway Completed: ◆ Added 3,600 gaming sq. ft. and 123 slot machines 92 214 Innisfil February 2019 173 0 ◆ Added live gaming with the addition of 26 tables (previously none) (Central) C$5MM Spent +410 125 245 174 196 ◆ Relocated existing gaming facility to adjacent building and rebranded as +306 211 0 Playtime ◆ Added 8,225 gaming sq. ft., including 111 slot machines and 8 tables Hanover Completed: (previously none) (SW) 205 April 2019 ◆ Added a MATCH Eatery & Public House and The Buffet 151 C$22MM Spent 0 ADDITIONAL ◆ Relocated from Dresden (population of ~2.8k) to Chatham (population of TABLES 126 ~40k) Chatham 153 ◆ Branded as a Cascades Casino Completed: (SW) 192 +52 ◆ Constructed ~45,284 sq. ft. new facility with ~28,642 sq. ft. gaming floor (incl. August 2019 back of house area) including 176 slot machines, 10 tables (previously none), C$36MM Spent a MATCH Eatery & Public House and The Buffet 146 +59 146 ◆ New, Starlight-branded facility relocated to London 146 ◆ Constructing ~102,967 sq. ft. facility with ~55,961 sq. ft. gaming floor London (incl. back of house area), including 133 slot machines and 38 tables (8 Q3’21 (SW) added in 2019) C$3MM Spent C$72MM Future ◆ Adding 4 F&B outlets (Atlas Steak + Fish, MATCH Eatery & Public F&B BRANDED 196 0 Spend House, The Buffet and CHOW Noodle Bar) OUTLETS 214 40 ◆ New, Starlight-branded facility expected to be located near to downtown 0 86 Sudbury +6 Sudbury ◆ Constructing ~64,153 sq. ft. facility with ~21,598 sq. ft. gaming floor Q1’22 255 255 (North) (excl. back of house area) including 173 slot machines, 21 tables C$4MM Spent 199 76 (previously none) and 2 F&B outlets (MATCH Eatery & Public House C$56MM Future +6 and The Buffet) 0 0 Spend 233 117 Notes: 1. Gaming expansion figures as of November 9, 2019 0 47 2. Future expansion is subject to contractual approval from Crown agencies and other required approvals 76 138 28 CONFIDENTIAL

0 221 46 0 86 49 Multi-Year Growth Pipeline in New 2 249 209 Ontario Markets and Relocations in BC 190 211 0 211 Expected New Developments and Relocations 35 34 New Markets Relocations 34 121 0 153 59 0 113 59 196 92 214 173 0 125 245 North Bay, Ontario Wasaga Beach, Ontario Kenora, Ontario Delta, British Columbia Mission, British Columbia 174 196 211 0 ◆ To be branded as a Cascades ◆ To be branded as a Playtime ◆ To be branded as a Playtime ◆ To be branded a Cascades ◆ Relocate to a new ~32,000 sq. 205 Casino Casino Casino Casino ft. facility with ~16,900 sq. ft. 151 gaming floor (incl. back of ◆ New ~38,524 sq. ft. facility ◆ New ~24,830 sq. ft. facility, with ◆ New 23,300 sq. ft. facility with ◆ ~40,000 gaming sq. ft. (2) 0 house area) with ~27,103 sq. ft. gaming ~16,303 sq. ft. gaming floor ~6,200 sq. ft. gaming floor including 500-600 slots and 30 floor (incl. back of house area) (2) (2) (incl. back of house area) (excl. back of house area), table games ◆ Planned increase of 100 slots 126 including 300 slot machines (2) including 200 slot machines ◆ Expected to have 200 to 250 ◆ Adding 3 F&B outlets, ◆ Adding MATCH Eatery & (2) 153 and 8 table games slots ◆ Adding a MATCH Eatery & including a MATCH Eatery & Public House and The Buffet 192 ◆ Adding 2 F&B outlets, Public House Public House, The Buffet and ◆ Adding a MATCH Eatery & including a MATCH Eatery & Atlas Steak + Fish Public House Public House and The Buffet 146 ◆ To engage a third-party to ◆ 125 km from the proposed 146 build and operate a hotel at Sudbury facility 146 the property (in process) Q3’20 Q3’21 Q1’22 Q4’21 Q3’21 196 0 C$7MM Spent C$2MM Spent C$2MM Spent C$6MM Spent C$1MM Spent 214 (3) 40 C$26MM Future Spend C$27MM Future Spend C$19MM Future Spend C$81MM Future Spend C$9MM Future Spend 0 86 (1) Aggregate Expansion 255 255 SLOT MACHINES TABLES NEW F&B - BRANDED OUTLETS 199 76 +1,450 +38 +9 0 0 Notes: 1. Gaming expansion figures as of November 9, 2019 233 117 2. Based on preliminary project plan; actual gaming square footage may differ 3. Projected budget includes C$15MM in cost savings through value engineering and provided BCLC and municipal authorities consent to any changes to the design, to the extent such consents are necessary. An additional C$5MM in savings is targeted which could 0 47 further lower the total remaining spend to a projected C$76MM 76 138 29 CONFIDENTIAL 0 221 46 0 86 49 Multi-Year Growth Pipeline in New 2 249 209 Ontario Markets and Relocations in BC 190 211 0 211 Expected New Developments and Relocations 35 34 New Markets Relocations 34 121 0 153 59 0 113 59 196 92 214 173 0 125 245 North Bay, Ontario Wasaga Beach, Ontario Kenora, Ontario Delta, British Columbia Mission, British Columbia 174 196 211 0 ◆ To be branded as a Cascades ◆ To be branded as a Playtime ◆ To be branded as a Playtime ◆ To be branded a Cascades ◆ Relocate to a new ~32,000 sq. 205 Casino Casino Casino Casino ft. facility with ~16,900 sq. ft. 151 gaming floor (incl. back of ◆ New ~38,524 sq. ft. facility ◆ New ~24,830 sq. ft. facility, with ◆ New 23,300 sq. ft. facility with ◆ ~40,000 gaming sq. ft. (2) 0 house area) with ~27,103 sq. ft. gaming ~16,303 sq. ft. gaming floor ~6,200 sq. ft. gaming floor including 500-600 slots and 30 floor (incl. back of house area) (2) (2) (incl. back of house area) (excl. back of house area), table games ◆ Planned increase of 100 slots 126 including 300 slot machines (2) including 200 slot machines ◆ Expected to have 200 to 250 ◆ Adding 3 F&B outlets, ◆ Adding MATCH Eatery & (2) 153 and 8 table games slots ◆ Adding a MATCH Eatery & including a MATCH Eatery & Public House and The Buffet 192 ◆ Adding 2 F&B outlets, Public House Public House, The Buffet and ◆ Adding a MATCH Eatery & including a MATCH Eatery & Atlas Steak + Fish Public House Public House and The Buffet 146 ◆ To engage a third-party to ◆ 125 km from the proposed 146 build and operate a hotel at Sudbury facility 146 the property (in process) Q3’20 Q3’21 Q1’22 Q4’21 Q3’21 196 0 C$7MM Spent C$2MM Spent C$2MM Spent C$6MM Spent C$1MM Spent 214 (3) 40 C$26MM Future Spend C$27MM Future Spend C$19MM Future Spend C$81MM Future Spend C$9MM Future Spend 0 86 (1) Aggregate Expansion 255 255 SLOT MACHINES TABLES NEW F&B - BRANDED OUTLETS 199 76 +1,450 +38 +9 0 0 Notes: 1. Gaming expansion figures as of November 9, 2019 233 117 2. Based on preliminary project plan; actual gaming square footage may differ 3. Projected budget includes C$15MM in cost savings through value engineering and provided BCLC and municipal authorities consent to any changes to the design, to the extent such consents are necessary. An additional C$5MM in savings is targeted which could 0 47 further lower the total remaining spend to a projected C$76MM 76 138 29 CONFIDENTIAL

0 221 46 0 86 49 Section 5 249 209 190 211 0 211 35 34 34 121 0 153 59 Appendix 0 113 59 196 92 214 173 0 125 245 174 196 211 0 205 151 0 126 153 192 146 146 146 196 0 214 40 0 86 255 255 199 76 0 0 233 117 0 47 76 138 0 221 46 0 86 49 Section 5 249 209 190 211 0 211 35 34 34 121 0 153 59 Appendix 0 113 59 196 92 214 173 0 125 245 174 196 211 0 205 151 0 126 153 192 146 146 146 196 0 214 40 0 86 255 255 199 76 0 0 233 117 0 47 76 138

0 221 46 0 86 49 Gateway’s Financial Summary (2017A – 2022P) 249 209 190 211 0 211 35 (1) (1) 34 Total Revenue Adjusted Corporate EBITDA 34 200.0% (C$MM) (C$MM) 121 0 325 180.0% 153 59 0 113 C$1,037 160.0% 59 196 92 214 275 C$929 173 0 140.0% C$250 C$865 Day 366 Saving Initiatives 125 245 120.0% 174 196 C$788 Began 211 0 225 C$215 Operating Central 100.0% C$657 205 Bundle C$195 (July 2018) 151 Began 0 80.0% Operating C$174 175 Southwest C$163 126 and North 153 C$448 Bundles 60.0% (May 2017) 192 40.0% 146 125 C$116 146 146 20.0% 25.9% 24.8% 24.1% 23.2% 22.5% 22.1% 196 0 75 -- 214 40 2017 2018 2019P 2020P 2021P 2022P 2017 2018 2019P 2020P 2021P 2022P 0 86 Margin 92% 95% 86% 91% 90% 92% 255 255 199 76 (2) Projected Free Cash Flow Conversion % 0 0 Source: Gateway Management Projections Notes: 233 117 1. Adjusted Corporate EBITDA figures are shown pre-IFRS 16; financials exclude revenue and Adjusted Property EBITDA for Non-Core Properties. 2017 and 2018 figures include a C$35MM and C$6.9MM pro forma adjustment for the SLB Transaction, respectively. Projections rounded to the nearest million 0 47 2. Free Cash Flow Conversion calculated as Adjusted Corporate EBITDA less maintenance capex and cash taxes all divided by Adjusted Corporate EBITDA 76 138 31 CONFIDENTIAL 0 221 46 0 86 49 Gateway’s Financial Summary (2017A – 2022P) 249 209 190 211 0 211 35 (1) (1) 34 Total Revenue Adjusted Corporate EBITDA 34 200.0% (C$MM) (C$MM) 121 0 325 180.0% 153 59 0 113 C$1,037 160.0% 59 196 92 214 275 C$929 173 0 140.0% C$250 C$865 Day 366 Saving Initiatives 125 245 120.0% 174 196 C$788 Began 211 0 225 C$215 Operating Central 100.0% C$657 205 Bundle C$195 (July 2018) 151 Began 0 80.0% Operating C$174 175 Southwest C$163 126 and North 153 C$448 Bundles 60.0% (May 2017) 192 40.0% 146 125 C$116 146 146 20.0% 25.9% 24.8% 24.1% 23.2% 22.5% 22.1% 196 0 75 -- 214 40 2017 2018 2019P 2020P 2021P 2022P 2017 2018 2019P 2020P 2021P 2022P 0 86 Margin 92% 95% 86% 91% 90% 92% 255 255 199 76 (2) Projected Free Cash Flow Conversion % 0 0 Source: Gateway Management Projections Notes: 233 117 1. Adjusted Corporate EBITDA figures are shown pre-IFRS 16; financials exclude revenue and Adjusted Property EBITDA for Non-Core Properties. 2017 and 2018 figures include a C$35MM and C$6.9MM pro forma adjustment for the SLB Transaction, respectively. Projections rounded to the nearest million 0 47 2. Free Cash Flow Conversion calculated as Adjusted Corporate EBITDA less maintenance capex and cash taxes all divided by Adjusted Corporate EBITDA 76 138 31 CONFIDENTIAL

0 221 46 0 86 49 - Don’t show the coupon on hold co note Prudent Capital Structure 249 209 - Add Bonds are callable March 190 211 0 211 - Add proforma cap including leverage stats 35 34 34 (1) (2) 12/31/2019P Pro Forma Capitalization (C$MM) 121 0 153 59 Long-Term Debt 12/31/2019 Adj. Pro Forma 0 113 59 196 Growth Strategies Revolver 34 -- 34 92 214 Expected to be Funded 173 0 Vernon Mortgage 4 -- 4 from Cash on Hand and 125 245 Term Loan 579 (14) 565 174 196 Free Cash Flow 211 0 (3) Generated 338 -- 338 Sr. Sec Notes 205 151 HoldCo Term Loan 201 (201) -- 0 Total Debt 1,155 (216) 939 126 Future Free Cash Flow to 153 (4) 192 53 -- 53 Excess Cash be Used to De-Lever the 146 Business Net Debt 1,102 (216) 886 146 146 196 0 214 40 0 86 255 255 199 76 0 0 Notes: 1. 12/31/19 figures shown are as projected by management and are unaudited 2. Pro forma capitalization assumes no redemptions beyond $11.6MM redeemed on 11/26/2019 233 117 3. Senior Secured Notes are callable in March 2020 4. Excludes cage cash of C$62MM 0 47 76 138 32 CONFIDENTIAL 0 221 46 0 86 49 - Don’t show the coupon on hold co note Prudent Capital Structure 249 209 - Add Bonds are callable March 190 211 0 211 - Add proforma cap including leverage stats 35 34 34 (1) (2) 12/31/2019P Pro Forma Capitalization (C$MM) 121 0 153 59 Long-Term Debt 12/31/2019 Adj. Pro Forma 0 113 59 196 Growth Strategies Revolver 34 -- 34 92 214 Expected to be Funded 173 0 Vernon Mortgage 4 -- 4 from Cash on Hand and 125 245 Term Loan 579 (14) 565 174 196 Free Cash Flow 211 0 (3) Generated 338 -- 338 Sr. Sec Notes 205 151 HoldCo Term Loan 201 (201) -- 0 Total Debt 1,155 (216) 939 126 Future Free Cash Flow to 153 (4) 192 53 -- 53 Excess Cash be Used to De-Lever the 146 Business Net Debt 1,102 (216) 886 146 146 196 0 214 40 0 86 255 255 199 76 0 0 Notes: 1. 12/31/19 figures shown are as projected by management and are unaudited 2. Pro forma capitalization assumes no redemptions beyond $11.6MM redeemed on 11/26/2019 233 117 3. Senior Secured Notes are callable in March 2020 4. Excludes cage cash of C$62MM 0 47 76 138 32 CONFIDENTIAL

0 221 46 0 86 49 Adjusted EBITDA Reconciliation 249 209 190 211 0 211 C$MM 35 2018 LTM 9/30/19 34 Net Income 119.1 (125.9) 34 Amortization of Intangible Assets 26.1 16.0 121 Depreciation of Property and Equipment 4 6.4 99.6 0 153 59 Interest Expense 5 7.2 1 02.8 0 113 Interest Income (0.4) (1 .2) 59 196 Current Income Taxes 1 .9 3 .2 92 214 Deferred Income Tax Expense (Recovery) (2 .4) (2.5) 173 0 Corporate EBITDA 247.9 9 2.0 125 245 Share-Based Compensation 9 .0 1 1.9 174 196 211 0 Change in Fair Value of Embedded Derivatives 5 .3 5.6 (Gain) / Loss on Sale of Property and Equipment (1 92.5) 0.3 205 Business Acquisition, Transaction, Site Pre-Opening, Restructuring and Other 37.1 29.9 151 0 Write-Down of Non-Financial Assets 4.5 6 8.1 Change in Fair Value of Cross Currency Interest Rate Swaps (5 8.5) (14.3) 126 Loss on Debt Extinguishment 15.1 - 153 192 Loss on Debt Modification 6.3 - Foreign Exchange Loss 74.4 2 0.9 146 Non-Cash Deferred Rent 9.1 2 .8 146 146 (1) (6.9) - Sale Lease Back Adjustment Adj. Corporate EBITDA 1 50.8 2 17.2 196 0 (+) Non-Core Properties 1 1.9 9.3 214 40 0 86 Adj. Corporate EBITDA (excl. Edmonton) 1 62.7 2 26.5 255 255 IFRS 16 Rent 199 76 Rent Expense - (5 3.8) 0 0 Core Adj. Corporate EBITDA (pre-IFRS 16 Impact) 1 62.7 1 72.7 233 117 Note: 1. SLB Transaction adjustment not included in financial statements 0 47 76 138 33 CONFIDENTIAL 0 221 46 0 86 49 Adjusted EBITDA Reconciliation 249 209 190 211 0 211 C$MM 35 2018 LTM 9/30/19 34 Net Income 119.1 (125.9) 34 Amortization of Intangible Assets 26.1 16.0 121 Depreciation of Property and Equipment 4 6.4 99.6 0 153 59 Interest Expense 5 7.2 1 02.8 0 113 Interest Income (0.4) (1 .2) 59 196 Current Income Taxes 1 .9 3 .2 92 214 Deferred Income Tax Expense (Recovery) (2 .4) (2.5) 173 0 Corporate EBITDA 247.9 9 2.0 125 245 Share-Based Compensation 9 .0 1 1.9 174 196 211 0 Change in Fair Value of Embedded Derivatives 5 .3 5.6 (Gain) / Loss on Sale of Property and Equipment (1 92.5) 0.3 205 Business Acquisition, Transaction, Site Pre-Opening, Restructuring and Other 37.1 29.9 151 0 Write-Down of Non-Financial Assets 4.5 6 8.1 Change in Fair Value of Cross Currency Interest Rate Swaps (5 8.5) (14.3) 126 Loss on Debt Extinguishment 15.1 - 153 192 Loss on Debt Modification 6.3 - Foreign Exchange Loss 74.4 2 0.9 146 Non-Cash Deferred Rent 9.1 2 .8 146 146 (1) (6.9) - Sale Lease Back Adjustment Adj. Corporate EBITDA 1 50.8 2 17.2 196 0 (+) Non-Core Properties 1 1.9 9.3 214 40 0 86 Adj. Corporate EBITDA (excl. Edmonton) 1 62.7 2 26.5 255 255 IFRS 16 Rent 199 76 Rent Expense - (5 3.8) 0 0 Core Adj. Corporate EBITDA (pre-IFRS 16 Impact) 1 62.7 1 72.7 233 117 Note: 1. SLB Transaction adjustment not included in financial statements 0 47 76 138 33 CONFIDENTIAL